
MARTEN

MARTEN TRANSPORT, LTD.

2007 Annual Report

Who We Are

Marten Transport, Ltd., with headquarters in Mondovi, Wisconsin, strives to be the premier supplier of time- and temperature-sensitive transportation services to customers in the United States and Canada. We serve customers with demanding delivery deadlines, as well as those who ship products requiring modern temperature-controlled trailers to protect goods.

Founded in 1946, we have been a public company since 1986. Our common stock trades on the NASDAQ Global Select Market under the symbol MRTN. At December 31, 2007, we employed 2,622 people, including drivers, office personnel and mechanics.

Our mission is to be the premier supplier of transportation and distribution services within the protective service industry. We will accomplish this mission by providing the following:

- Our customers with transportation and distribution services that exceed their expectations;
- Our employees, at all levels, with satisfying and financially rewarding work, and with continuing opportunities for personal development;
- Our stockholders with a superior return on their investment in our company; and
- Our society with a cleaner, safer environment.

Five-Year Financial Summary

(Dollars in thousands, except per share amounts)	Years ended December 31, 2007	2006	2005	2004	2003
FOR THE YEAR					
Operating revenue	**$560,017**	$518,890	$460,202	$380,048	$334,667
Operating income	**27,801**	41,169	42,867	31,345	20,336
Net income	**14,968**	24,518	25,061	17,536	11,842
Operating ratio	**95.0%**	92.1%	90.7%	91.8%	93.9%
PER-SHARE DATA					
Basic earnings per common share	**$ 0.69**	$ 1.13	$ 1.16	$ 0.83	$ 0.71
Diluted earnings per common share	**0.68**	1.12	1.14	0.81	0.68
Book value	**10.86**	10.15	8.99	7.82	7.00
AT YEAR END					
Total assets	**$407,390**	$410,822	$349,733	$288,929	$249,595
Long-term debt	**44,643**	58,659	48,300	30,257	27,857
Stockholders' equity	**236,930**	220,993	193,917	167,921	144,534

To Our Stockholders and Employees

Like the roads our tractors travel, the market for transportation services sometimes has its rough stretches. So it was in 2007—a year-long rough stretch. Persistent industry-wide softness in freight demand slowed Marten Transport's growth in revenue and limited freight-rate increases necessary to cover higher operating costs.

The difficult freight environment put significant pressure on our 2007 financial performance. But we're pleased with the way our organization moved to offset much of the negative impact through an intensified focus on cost-control measures and the further development of new channels of growth in customer service. Our overall performance demonstrated the strength and resilience of Marten's foundation for growth—the disciplined structure and strategy that made it possible for Marten to continue an unbroken record of consecutive annual revenue increases that predates our public offering in 1986.

Marten's foundation for growth combines strong market and financial positions with the flexibility to leverage well-established customer relationships by offering new service options outside of our traditional truckload capabilities. Two emerging channels of service, the internal brokerage and intermodal components of our logistics business, contributed strongly to our revenue increase. Our logistics business accounted for more than two-thirds of our total year-over-year increase in operating revenue in 2007.

2007 Financial Results

Operating revenue, which consists of revenue from both truckload and logistics operations, increased 7.9 percent to a record $560.0 million from $518.9 million for 2006. Included were fuel surcharges of $87.1 million in 2007, up 12.7 percent from $77.3 million the previous year. Truckload revenue increased 2.7 percent to $490.5 million from $477.7 million in 2006. Logistics revenue increased 68.5 percent to $69.5 million from $41.2 million.

Logistics revenue is generated by our internal brokerage and intermodal operations, both launched in 2005, and through our 45 percent interest in MW Logistics, LLC, a third-party provider of logistics services. The internal brokerage operations provide supplemental freight services to existing customers through more than 1,500 small carriers. The intermodal operations use railroad flatcars to move our temperature-controlled


MARTEN

trailers on a portion of each trip. Because our logistics business is growing fast and becoming an increasingly important part of our overall business, we began reporting it as a separate segment in 2007. It contributed 12.4 percent of our operating revenue in 2007, up from 8.0 percent in 2006.

Our operating ratio (operating expenses as a percentage of operating revenue) reflected the combination of downward pressure on freight rates and higher costs, rising to 95.0 percent from 92.1 percent in 2006. Unlike much of the industry, we were able to avoid deterioration in average freight rates for the year on the strength of our long-term customer relationships and diligent fleet management. Truckload revenue per total mile, net of fuel surcharges, increased by two-tenths of one percent. But the sustained softness in freight demand and industry-wide overcapacity undercut our ability to keep our rates in line with operating expenses, which rose by 11.4 percent in 2007. Net income for 2007 was $15.0 million, or 68 cents per diluted share, compared with $24.5 million, or $1.12 per diluted share, for 2006.

Purchased transportation expense had the sharpest increase of our major expense categories in 2007—22.9 percent—primarily as a result of growth in our logistics business. Supplies and maintenance expense increased 16.5 percent, resulting from the higher percentage of company-owned tractors in our fleet, an increase in the average age of our tractor and trailer fleets, and an increase in the size of our trailer fleet to accommodate the growth of our intermodal operations. The average age of our company tractors at year end was 2 years, compared with 1.5 years at the end of 2006. Our gain on disposition of equipment was $3.4 million in 2007, down from $7.0 million in 2006.

Savings in Fuel and Fleet

Our average cost of fuel increased to $2.78 per gallon in 2007 from $2.60 per gallon in 2006, jumping to $3.15 in the fourth quarter of 2007. Total 2007 fuel expense, net of fuel surcharge revenue, increased 7.1 percent from 2006. To help cut fuel consumption, we began installing auxiliary power units (APUs) in our tractors during 2007. These units provide quiet climate control and electrical power for our drivers without idling the tractor engine. We expect the APUs to reduce idling fuel consumption by approximately 80 percent, generating annual net savings of several thousand dollars per tractor. We had installed APUs in 1,254 of our tractors by year end—about 60 percent of our company-owned fleet. We plan to increase that to approximately 90 percent by the third quarter of 2008.

In response to continuing weakness in demand and industry-wide overcapacity, we decreased the average number of tractors in our fleet by about 100 in the fourth quarter of 2007, with resulting improvement in average miles per tractor and average truckload revenue per tractor over the fourth quarter of 2006. Both of those measures also showed small improvements for the full year.

Marten's already strong balance sheet grew even stronger in 2007, and we expect it to continue to strengthen in 2008. At the close of 2007, stockholders' equity was $236.9 million and debt totaled approximately $44.6 million for a debt-to-capitalization ratio of 15.9 percent. That compares with 21 percent a year earlier. Net capital expenditures of $38.9 million in 2007 were down sharply from $97.3 million in 2006 and $88.5 million in 2005—a two-year period of accelerated investment in fleet replacement. The 2005-06 investment was timed to minimize our need to buy higher-cost, less efficient tractors mandated by federal emissions regulations beginning in 2007. As a result of this "pre-buy," we began 2008 with nearly 325 paid-for tractors ready to be placed in service as needed. We estimate that net capital expenditures will be $12 million in 2008—and we expect to retire a substantial amount of our debt during the year or use the cash flows generated for other purposes.

Additions to the Board

We added two independent directors to our Board of Directors in 2007 with the election of Robert L. Demorest and G. Larry Owens. Mr. Demorest is President, Chief Executive Officer and Chairman of the Board of MOCON, Inc., an international provider of instrumentation and consulting and laboratory services based in Minneapolis, Minnesota. Prior to his recent retirement, Mr. Owens was the Chief Executive Officer, President, Secretary and Chairman of the Board of Smithway Motor Xpress Corp. in Fort Dodge, Iowa, a truckload carrier providing nationwide transportation services. Their complementary skills and experiences will add to the quality and diversity of the Board, bringing new insights and ideas to Marten. Their addition increases the size of the Board to seven members, five of whom are independent directors. Their terms began in December 2007.

In a December action reflecting its confidence in our financial strength and overall commitment to stockholders, the Board authorized the repurchase of up to one million shares of Marten common stock, supporting management's belief that the stock was undervalued in the market. As of this writing, the company had repurchased 67,500 shares.

The generally challenging operating environment of 2007 has continued into 2008—but so has our commitment to profitable growth, and we will continue to strive to adjust to the challenges the economy may present.

We expect industry-wide capacity to exceed demand at least into the second quarter of the year. Based on that outlook, our goal is to continue to maintain our rate structure by focusing on profitable freight and strong service performance, while aggressively controlling our costs.



Sincerely,

Randolph L. Marten
Chairman of the Board, President
and Chief Executive Officer

February 29, 2008

This Annual Report, including the Stockholders and Employees Letter above, contains forward-looking statements. Written words such as "may," "expect," "believe," "anticipate," "plan," "goal," or "estimate," or other variations of these or similar words, identify such statements. Our actual results may differ materially from those expressed in such forward-looking statements because of important factors known to us that could cause such material differences including those noted in the attached Form 10-K under the heading "Risk Factors."

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
Commission file number 0-15010

MARTEN TRANSPORT, LTD.

(Exact name of registrant as specified in its charter)

DELAWARE	**39-1140809**
(State of incorporation)	(I.R.S. employer identification no.)

129 MARTEN STREET		
MONDOVI, WISCONSIN	**54755**	**(715) 926-4216**
(Address of principal executive offices)	(Zip code)	(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
COMMON STOCK, PAR VALUE $.01 PER SHARE	THE NASDAQ STOCK MARKET LLC (NASDAQ GLOBAL SELECT MARKET)

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer (do not check if a smaller reporting company) ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

As of June 30, 2007 (the last business day of the Registrant's most recently completed second fiscal quarter), the aggregate market value of the Common Stock of the Registrant (based upon the closing price of the Common Stock at that date as reported by the NASDAQ Global Select Market), excluding outstanding shares beneficially owned by directors and executive officers, was $275,906,000.

As of February 29, 2008, 21,816,719 shares of Common Stock of the Registrant were outstanding.

Part III of this Annual Report on Form 10-K incorporates by reference information (to the extent specific sections are referred to in this Report) from the Registrant's Proxy Statement for the annual meeting to be held May 6, 2008, or 2008 Proxy Statement.

Table of Contents

FORWARD-LOOKING INFORMATION

This Annual Report on Form 10-K contains certain forward-looking statements. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any statements not of historical fact may be considered forward-looking statements. Written words such as "may," "expect," "believe," "anticipate," "plan," "goal," or "estimate," or other variations of these or similar words, identify such statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially from those expressed in such forward-looking statements. Important factors known to us that could cause such material differences are identified in this Annual Report on Form 10-K under the heading "Risk Factors" beginning on page 6. We undertake no obligation to correct or update any forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult any future disclosures we make on related subjects in future filings with the Securities and Exchange Commission.

References in this Annual Report to "we," "us," "our," or the "Company" or similar terms refer to Marten Transport, Ltd. and its consolidated subsidiaries unless the context otherwise requires.

PART I

ITEM 1. *BUSINESS*

Overview

We are one of the leading temperature-sensitive truckload carriers in the United States. We specialize in transporting and distributing food and other consumer packaged goods that require a temperature-controlled or insulated environment. In 2007, we generated $560.0 million in operating revenue, which consists of revenue from both truckload and logistics operations. Approximately 80% of our truckload revenue resulted from hauling temperature-sensitive products and 20% from hauling dry freight. We operate throughout the United States and in parts of Canada, with substantially all of our revenue generated from within the United States. Our primary traffic lanes are between the Midwest and the West Coast, Southwest, Southeast, and the East Coast, as well as from California to the Pacific Northwest. In 2007, our average length of haul was 911 miles.

Our growth strategy is to expand our business internally by offering shippers a high level of service and significant freight capacity. We market primarily to large shippers that offer consistent volumes of freight in the lanes we prefer and are willing to compensate us for a high level of service. With our fleet of 2,416 company and independent contractor tractors, we are able to offer service levels that include up to 99% on-time performance and delivery within the narrow time windows often required when shipping perishable commodities.

We have two reportable segments – Truckload and Logistics. Financial information regarding these segments can be found in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K. The primary source of our operating revenue is truckload revenue, which we generate by transporting freight for our customers and report within our Truckload segment. Generally, we are paid by the mile for our services. We also derive truckload revenue from fuel surcharges, loading and unloading activities, equipment detention and other ancillary services. Our operating revenue also includes revenue reported within our Logistics segment, which consists of revenue from our internal brokerage and intermodal operations, both launched in 2005, and through our 45% interest in MW Logistics, LLC, or MWL, a third-party provider of logistics services to the transportation industry. Brokerage services involve arranging for another company to transport freight for our customers while we retain the billing, collection and customer management responsibilities. Intermodal services involve the transport of our trailers on railroad flatcars for a portion of a trip, with the balance of the trip using our tractors or, to a lesser extent, contracted carriers.

Organized under Wisconsin law in 1970, we are a successor to a sole proprietorship Roger R. Marten founded in 1946. In 1988, we reincorporated under Delaware law. Our executive offices are located at 129 Marten Street, Mondovi, Wisconsin 54755. Our telephone number is (715) 926-4216.

We maintain a website at *www.marten.com*. We are not including the information contained on our website as a part of, nor incorporating it by reference into, this Annual Report on Form 10-K. We post on our website, free of charge, documents that we file with or furnish to the Securities and Exchange Commission, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission. We also provide a link on our website to Forms 3, 4 and 5 that our officers, directors and 10% stockholders file with the Securities and Exchange Commission pursuant to Section 16(a) of the Securities Exchange Act of 1934.

Marketing and Operations

We approach our business as an integrated effort of marketing and operations. Our emphasis in marketing is directed to the temperature-sensitive truckload market, which is generally service-sensitive, as opposed to being solely price competitive. We target large food and consumer packaged goods companies whose products require temperature-sensitive services and who ship multiple truckloads per week. By emphasizing high-quality service, we seek to become a core carrier for our customers. In 2007, our two largest customers were General Mills and Kraft.

Our marketing efforts are conducted by a staff of approximately 95 sales, customer service and support personnel under the supervision of our senior management team. Marketing personnel travel within their regions to solicit new customers and maintain contact with existing customers. Customer service managers regularly contact customers to solicit additional business on a load-by-load basis.

Our operations and sales personnel strive to improve our asset productivity by seeking freight that allows for rapid turnaround times, minimizes non-revenue miles between loads, and carries a favorable rate structure. Once we have established a customer relationship, customer service managers work closely with our fleet managers to match customer needs with our capacity and the location of revenue equipment. Fleet managers use our optimization system to assign loads and meet the routing needs of our drivers while satisfying customer and operational requirements. We attempt to route most of our trucks over selected operating lanes, which we believe assists us in meeting customer requirements, balancing traffic, reducing non-revenue miles, and improving the reliability of delivery schedules.

We employ technology in our operations when we believe that it will allow us to operate more efficiently and the investment is cost-justified. Examples of the technologies we employ include:

- Satellite-based tracking and messaging that allows us to communicate with our drivers, obtain load position updates, provide our customers with freight visibility, and download engine operating information such as fuel mileage and idling time.

- Freight optimization software that assists us in selecting loads that match our overall criteria, including profitability, repositioning, identifying capacity for expedited loads, driver availability and home time, and other factors.

- Electronic data interchange and internet communication with customers concerning freight tendering, invoices, shipment status, and other information.

- Fuel-routing software that optimizes the fuel stops for each trip to take advantage of volume discounts available in our fuel network.

- Auxiliary power units installed on approximately 60% of our company-owned tractors as of December 31, 2007 that allow us to decrease fuel costs associated with idling our tractors.

We believe this integrated approach to our marketing and operations, coupled with our use of technology, has allowed us to provide our customers with a high level of service and support our revenue growth in an efficient manner. For example, we had a non-revenue mile percentage of 7.6% during 2007, and a tractor to non-driver employee ratio of 5.2-to-1 as of December 31, 2007. Both of these statistics, which have remained relatively steady over the last several years, point to the efficiency of our operations and we believe compare favorably to other temperature-sensitive and dry van trucking companies.

Major Customers

An important part of our growth strategy is to increase our business with large customers. Accordingly, a significant amount of our business is concentrated with a relatively small number of customers. In 2007, our top 30 customers accounted for approximately 75% of our revenue, and our top ten customers accounted for 53% of our revenue. Each of our top ten customers has been a significant customer of ours for over ten years. We believe we are the largest or second largest temperature-sensitive carrier for eight of our top ten customers. General Mills accounted for 18% of our revenue in 2007. We believe our relationship with this key customer is sound, but we are dependent upon them and the loss of some or all of their business could have a materially adverse effect on our results.

Drivers and Other Personnel

We believe that maintaining a safe and productive professional driver group is essential to providing excellent customer service and achieving profitability. Approximately 246 of our drivers as of December 31, 2007 have driven more than one million miles for us without a preventable accident, while approximately 60 of our drivers have driven more than two million miles for us without a preventable accident. Our turnover for all drivers, including company-employed and independent contractor drivers, was 83% for 2007, compared with industry averages reported by the American Trucking Associations of approximately 120% for 2006 and approximately 127% on an annualized basis for the first three months of 2007.

We select drivers, including independent contractors, using our specific guidelines for safety records, driving experience, and personal evaluations. We maintain stringent screening, training, and testing procedures for our drivers to reduce the potential for accidents and the corresponding costs of insurance and claims. We train new drivers at our Wisconsin, California, Georgia, Oregon and Indiana terminals in all phases of our policies and operations, as well as in safety techniques and fuel-efficient operation of the equipment. All new drivers also must pass DOT required tests prior to assignment to a vehicle.

We primarily pay company-employed drivers a fixed rate per mile. The rate increases based on length of service. Drivers also are eligible for bonuses based upon safe, efficient driving. We pay independent contractors on a fixed rate per mile. Independent contractors pay for their own fuel, insurance, maintenance, and repairs.

Competition in the trucking industry for qualified drivers is intense. Our operations have been impacted, and from time-to-time we have experienced under-utilization and increased expense, as a result of the shortage of qualified drivers. We place a high priority on the recruitment and retention of an adequate supply of qualified drivers.

As of December 31, 2007, we had approximately 2,622 employees. This total consists of approximately 2,158 drivers, 159 mechanics and maintenance personnel, and 305 support personnel, which includes management and administration. As of that date, we also contracted with 339 independent contractors. None of our employees are represented by a collective bargaining unit. We consider relations with our employees to be good.

Revenue Equipment

Our revenue equipment programs are an important part of our overall goal of profitable growth. We evaluate our equipment decisions based on factors such as initial cost, useful life, warranty terms, expected maintenance costs, fuel economy, driver comfort, customer needs, manufacturer support, and resale value. We generally operate newer, well-maintained equipment with uniform specifications to minimize our spare parts inventory, streamline our maintenance program, and simplify driver training.

As of December 31, 2007, we operated a fleet of 2,416 tractors, including 2,077 company-owned tractors and 339 tractors supplied by independent contractors. The average age of our company-owned tractor fleet at December 31, 2007 was approximately 2.0 years. In 2007, we replaced most of our company-owned tractors within approximately 3.5 years after purchase. Based on our current operating performance, the market for used tractors, our liquidity and our expectations concerning tractors manufactured in 2007, we decided to accelerate our tractor fleet replacement during the last two years to allow us greater flexibility in our decisions to purchase tractors manufactured in 2007 now that the current round of diesel emissions reduction directives of the Environmental Protection Agency, or EPA, has gone into effect. This will allow us the opportunity to evaluate the new engine technology before adopting it on a larger scale.

Freightliner and Peterbilt manufacture most of our company-owned tractors. Maintaining a relatively new and standardized fleet allows us to operate most miles while the tractors are under warranty to minimize repair and maintenance costs. It also enhances our ability to attract drivers, increases fuel economy, and improves customer acceptance by minimizing service interruptions caused by breakdowns. We adhere to a comprehensive maintenance program during the life of our equipment. We perform most routine servicing and repairs at our terminal facilities to reduce costly on-road repairs and out-of-route trips. We do not have any agreements with tractor manufacturers pursuant to which they agree to repurchase the tractors or guarantee a residual value, and we therefore could incur losses upon disposition if resale values of used tractors decline.

We historically have contracted with independent contractors to provide and operate a portion of our tractor fleet. Independent contractors own their own tractors and are responsible for all associated expenses, including financing costs, fuel, maintenance, insurance, and taxes. We believe that a combined fleet complements our recruiting efforts and offers greater flexibility in responding to fluctuations in shipper demand. The percentage of our fleet provided by independent contractors was 14% as of December 31, 2007.

As of December 31, 2007, we operated a fleet of 3,989 trailers. Most of our trailers are equipped with Thermo-King refrigeration units, air ride suspensions, and anti-lock brakes. Most of our single van trailers are refrigerated, 53 feet long, and 102 inches wide. The average age of our trailer fleet at December 31, 2007 was approximately 2.7 years. In 2007, we replaced most of our company-owned trailers within approximately seven years after purchase.

Insurance and Claims

We self-insure for a portion of our claims exposure resulting from workers' compensation, auto liability, general liability, cargo and property damage claims, as well as employees' health insurance. We are responsible for our proportionate share of the legal expenses relating to such claims as well. We reserve currently for anticipated losses and expenses. We periodically evaluate and adjust our insurance and claims reserves to reflect our experience. We are responsible for the first $1.0 million on each auto liability claim and also are responsible for up to $1.0 million in the aggregate for all auto liability claims between $1.0 million and $2.0 million. We are also responsible for the first $750,000 on each workers' compensation claim. We have $5.2 million in standby letters of credit to guarantee settlement of claims under agreements with our insurance carriers and regulatory authorities. We maintain insurance above the amounts for which we self-insure up to specified policy limits with licensed insurance carriers. Insurance carriers have raised premiums for many businesses, including trucking companies. As a result, our insurance and claims expense could increase, or we could raise our self-insured retention when our policies are renewed. We believe that our policy of self-insuring up to set limits, together with our safety and loss prevention programs, are effective means of managing insurance costs.

Fuel

Our operations are heavily dependent upon the use of diesel fuel. The price and availability of diesel fuel can vary and are subject to political, economic, and market factors that are beyond our control. Fuel prices fluctuated dramatically and quickly at various times during the last three years and they remain high based on historical standards. We actively manage our fuel costs by purchasing fuel in bulk in Mondovi and at our other maintenance facilities throughout the country and have volume purchasing arrangements with national fuel centers that allow our drivers to purchase fuel at a discount while in transit. During 2007, 99% of our fuel purchases were made at these designated locations. To help further reduce fuel consumption, we began installing auxiliary power units in our tractors during 2007. These units provide quiet climate control and electrical power for our drivers without idling the tractor engine. We expect these units to reduce idling fuel consumption by approximately 80%, generating annual net savings of several thousand dollars per tractor. We had installed these units in approximately 60% of our company-owned fleet as of December 31, 2007.

We further manage our exposure to changes in fuel prices through fuel surcharge programs with our customers and other measures that we have implemented. We have historically been able to pass through most long-term increases in fuel prices and related taxes to customers in the form of fuel surcharges. These fuel surcharges, which adjust with the cost of fuel, enable us to recover a substantial portion of the higher cost of fuel as prices increase, except for non-revenue miles, out-of-route miles or fuel used while the tractor is idling. As of December 31, 2007, we had no derivative financial instruments to reduce our exposure to fuel price fluctuations.

Competition

We operate primarily in the temperature-sensitive segment of the truckload market. This market is highly competitive and fragmented. We compete with many other truckload carriers that provide temperature-sensitive service of varying sizes and, to a lesser extent, with less-than-truckload carriers, railroads, and other transportation companies, many of which have more equipment, a wider range of services, and greater capital resources than we do or have other competitive advantages. In particular, several of the largest truckload carriers that offer primarily dry-van service also offer temperature-sensitive service, and these carriers could attempt to increase their business in the temperature-sensitive market. We also compete with other motor carriers for the services of drivers, independent contractors, and management employees. We believe that the principal competitive factors in our business are service, freight rates, capacity, and financial stability. As one of the largest and best-capitalized carriers focused on the temperature-sensitive segment, we believe we are well positioned to compete in that segment.

Regulation

The United States Department of Transportation, or DOT, and various state and local agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, safety and insurance requirements. Our company drivers and independent contractors also must comply with the safety and fitness regulations promulgated by the DOT, including those relating to drug and alcohol testing and hours-of-service. New rules that limit driver hours-of-service were adopted effective January 4, 2004, and then modified effective October 1, 2005. The rules effective October 1, 2005 did not substantially change the existing rules but created a moderate reduction in the amount of time available to drivers in longer lengths of haul, which reduced equipment productivity in those lanes. On July 24, 2007, a federal appeals court vacated portions of the October 2005 Rules; however, interim rules issued in December 2007 that retain the vacated portions are currently in effect.

We believe that we are well equipped to minimize the economic impact of the current hours-of-service rules on our business. We have negotiated delay time charges with the majority of our customers. Prior to the effectiveness of the current rules, we also initiated discussions with many of our customers regarding steps that they can take to assist us in managing our drivers' non-driving activities, such as loading, unloading, or waiting, and we plan to continue to actively communicate with our customers regarding these matters in the future. In situations where shippers are unable or unwilling to take these steps, we assess detention and other charges to offset losses in productivity resulting from the current hours-of-service regulations. The regulations did not have a significant impact on our operations or financial results in 2005 through 2007.

We are also subject to various environmental laws and regulations dealing with the handling of hazardous materials, fuel storage tanks, air emissions from our vehicles and facilities, engine idling, and discharge and retention of storm water. These regulations did not have a significant impact on our operations or financial results in 2005 through 2007.

ITEM 1A. *RISK FACTORS*

The following factors are important and should be considered carefully in connection with any evaluation of our business, financial condition, results of operations, prospects, or an investment in our common stock. The risks and uncertainties described below are those that we currently believe may materially affect our company or our financial results. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations or affect our financial results.

Our business is subject to general economic and business factors that are largely out of our control, any of which could have a materially adverse effect on our operating results. Our business is dependent on a number of general economic and business factors that may have a materially adverse effect on our results of operations, many of which are beyond our control. These factors include excess capacity in the trucking industry, strikes or other work stoppages, and significant increases or fluctuations in interest rates, fuel taxes, and license and registration fees. We are affected by recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries where we have a significant concentration of customers. Economic conditions may adversely affect our customers and their ability to pay for our services.

It is not possible to predict the effects of actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against any foreign state, heightened security requirements, or other related events and the subsequent effects on the economy or on consumer confidence in the United States, or the impact, if any, on our future results of operations.

We operate in a highly competitive and fragmented industry, and numerous competitive factors could impair our ability to maintain our current profitability. We compete with many other truckload carriers that provide temperature-sensitive service of varying sizes and, to a lesser extent, with less-than-truckload carriers, railroads and other transportation companies, many of which have more equipment, a wider range of services and greater capital resources than we do or have other competitive advantages. In particular, several of the largest truckload carriers that offer primarily dry-van service also offer temperature-sensitive service, and these carriers could attempt to increase their business in the temperature-sensitive market. Many of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase freight rates or maintain significant growth in our business. In addition, many customers reduce the number of carriers they use by selecting so-called "core carriers" as approved service providers, or conduct bids from multiple carriers for their shipping needs, and in some instances we may not be selected as a core carrier or to provide service under such bids.

In addition, the trend toward consolidation in the trucking industry may create other large carriers with greater financial resources and other competitive advantages relating to their size. Competition from freight logistics and brokerage companies may negatively impact our customer relationships and freight rates. Furthermore, economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve such carriers' ability to compete with us.

We derive a significant portion of our revenue from our major customers, the loss of one or more of which could have a materially adverse effect on our business. A significant portion of our revenue is generated from our major customers. For 2007, our top 30 customers, based on revenue, accounted for approximately 75% of our revenue; our top ten customers accounted for approximately 53% of our revenue; our top five customers accounted for approximately 41% of our revenue; and our top two customers accounted for approximately 28% of our revenue. Generally, we enter into one-year contracts with our major customers, the majority of which do not contain any firm obligations to ship with us. We cannot assure you that, upon expiration of existing contracts, these customers will continue to use our services or that, if they do, they will continue at the same levels. Many of our customers periodically solicit bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in loss of business to our competitors. Some of our customers also operate their own private trucking fleets, and they may decide to transport more of their own freight. A reduction in or termination of our services by one or more of our major customers could have a materially adverse effect on our business and operating results.

Increased prices, reduced productivity, and restricted availability of new revenue equipment could cause our financial condition, results of operations and cash flows to suffer. We have experienced higher prices for new tractors over the past few years, primarily as a result of higher commodity prices, better pricing power among equipment manufacturers, and government regulations applicable to newly manufactured tractors and diesel engines. We expect to continue to pay increased prices for revenue equipment and incur additional expenses and related financing costs for the foreseeable future. Our business could be harmed if we are unable to continue to obtain an adequate supply of new tractors and trailers or if we have to pay increased prices for new revenue equipment.

The EPA adopted revised emissions control regulations, which require progressive reductions in exhaust emissions from diesel engines through 2010, for engines manufactured in October 2002, and thereafter. The revised regulations decrease the amount of emissions that can be released by tractor engines and affect tractors produced after the effective date of the regulations. Compliance with these regulations has increased the cost of our new tractors, lowered fuel mileage and increased our operating expenses. Some manufacturers have significantly increased new equipment prices, in part to meet new engine design requirements imposed by the EPA, and eliminated or sharply reduced the price of repurchase commitments. These adverse effects combined with the uncertainty as to the reliability of the vehicles equipped with the newly designed diesel engines and the residual values that will be realized from the disposition of these vehicles could increase our costs or otherwise adversely affect our business or operations. The current round of restrictions took effect in 2007. Compliance with the 2007 EPA standards is expected to result in further declines in fuel economy, and may result in further increases in the cost of new tractors.

We have significant ongoing capital requirements that could harm our financial condition, results of operations and cash flows if we are unable to generate sufficient cash from our operations. The truckload industry is capital intensive, and our policy of operating newer equipment requires us to expend significant amounts annually. If we elect to expand our fleet in future periods, our capital needs would increase. We expect to pay for projected capital expenditures with cash flows from operations and borrowings under our revolving credit facility. If we are unable to generate sufficient cash from operations and obtain financing on favorable terms in the future, we may have to limit our growth, enter into less favorable financing arrangements, or operate our revenue equipment for longer periods, any of which could have a materially adverse effect on our profitability.

Ongoing insurance and claims expenses could significantly affect our earnings. Our future insurance and claims expense might exceed historical levels, which could reduce our earnings. We self-insure for a portion of our claims exposure resulting from workers' compensation, auto liability, general liability, cargo and property damage claims, as well as employees' health insurance. We also are responsible for our legal expenses relating to such claims. We reserve currently for anticipated losses and expenses. We periodically evaluate and adjust our claims reserves to reflect our experience. However, ultimate results may differ from our estimates, which could result in losses over our reserved amounts.

We maintain insurance above the amounts for which we self-insure with licensed insurance carriers. Although we believe the aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that one or more claims could exceed our aggregate coverage limits. Insurance carriers have raised premiums for many businesses, including trucking companies. As a result, our insurance and claims expense could increase, or we could raise our self-insured retention when our policies are renewed. If these expenses increase, or if we experience a claim in excess of our coverage limits, or we experience a claim for which coverage is not provided, results of our operations and financial condition could be materially and adversely affected.

Increases in compensation or difficulty in attracting drivers could affect our profitability and ability to grow. In recent years the transportation industry has experienced substantial difficulty in attracting and retaining qualified drivers, including independent contractors, with competition for drivers being increasingly intense. With the increased competition for drivers, we have experienced greater difficulty in attracting sufficient numbers of qualified drivers. In addition, due in part to current economic conditions, including the cost of fuel and insurance, the available pool of independent contractor drivers is smaller than it has been historically. Accordingly, we may face difficulty in attracting and retaining drivers for all of our current tractors and for those we may add. Additionally, we may face difficulty in increasing the number of our independent contractor drivers. In addition, our industry suffers from high turnover rates of drivers. Our turnover rate requires us to recruit a substantial number of drivers. Moreover, our turnover rate could increase. If we are unable to continue to attract drivers and contract with independent contractors, we could be required to continue adjusting our driver compensation package beyond the norm or let trucks sit idle. An increase in our expenses or in the number of tractors without drivers could materially and adversely affect our growth and profitability.

Fluctuations in the price or availability of fuel may increase our cost of operation, which could materially and adversely affect our profitability. We require large amounts of diesel fuel to operate our tractors and to power the temperature-control units on our trailers. Fuel is one of our largest operating expenses. Fuel prices tend to fluctuate, and prices and availability of all petroleum products are subject to political, economic and market factors that are beyond our control. We depend primarily on fuel surcharges, auxiliary power units for our tractors, volume purchasing arrangements with truck stop chains and bulk purchases of fuel at our terminals to control our fuel expenses. There can be no assurance that we will be able to collect fuel surcharges, enter into volume purchase agreements, or execute successful hedges in the future. Additionally, we may encounter decreases in productivity that may offset or eliminate savings from auxiliary power units, or may incur unexpected maintenance or other costs associated with such units. The absence of meaningful fuel price protection through these measures, fluctuations in fuel prices, or a shortage of diesel fuel, could materially and adversely affect our results of operations.

Seasonality and the impact of weather can affect our profitability. Our tractor productivity generally decreases during the winter season because inclement weather impedes operations and some shippers reduce their shipments. At the same time, operating expenses generally increase, with fuel efficiency declining because of engine idling and harsh weather creating higher accident frequency, increased claims and more equipment repairs. We can also suffer short-term impacts from weather-related events such as hurricanes, blizzards, ice-storms, and floods that could harm our results or make our results more volatile.

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future regulations could have a materially adverse effect on our business. The DOT and various state and local agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, safety and insurance requirements. Our company drivers and independent contractors also must comply with the safety and fitness regulations promulgated by the DOT, including those relating to drug and alcohol testing and hours-of-service. We also may become subject to new or more restrictive regulations relating to fuel emissions, drivers' hours-of-service, ergonomics, or other matters affecting safety or operating methods. Other agencies, such as the EPA and the Department of Homeland Security, or DHS, also regulate our equipment, operations, and drivers. Future laws and regulations may be more stringent and require changes in our operating practices, influence the demand for transportation services, or require us to incur significant additional costs. Higher costs incurred by us or by our suppliers who pass the costs onto us through higher prices could adversely affect our results of operations.

The DOT, through the Federal Motor Carrier Safety Administration, or FMCSA, imposes safety and fitness regulations on us and our drivers. New rules that limit driver hours-of-service were adopted effective January 4, 2004, and then modified effective October 1, 2005 (the "2005 Rules"). On July 24, 2007, a federal appeals court vacated portions of the 2005 Rules. Two of the key portions that were vacated include the expansion of the driving day from 10 hours to 11 hours, and the "34-hour restart," which allows drivers to reset their maximum allowable hours in a week. The court indicated that, in addition to other reasons, it vacated these two portions of the 2005 Rules because FMCSA failed to provide adequate data supporting its decision to increase the driving day and provide for the 34-hour restart. Following a request by FMCSA for a 12-month extension of the vacated rules, the court, in an order filed on September 28, 2007, granted a 90-day stay of the mandate and directed that issuance of its ruling be withheld until December 27, 2007, to allow FMCSA time to prepare its response. On December 17, 2007, FMCSA submitted an interim final rule, which became effective December 27, 2007 (the "Interim Rule"). The Interim Rule retains the 11 hour driving day and the 34-hour restart, but provides greater statistical support and analysis regarding the increased driving time and the 34-hour restart. On January 23, 2008, a federal court denied an advocacy group's request that it prevent FMCSA from implementing the Interim Rule. Accordingly, the Interim Rule remains in effect;

though, challenges to the Interim Rule are still possible. FMCSA received comments on the Interim Rule through February 15, 2008 and expects to publish a final rule later in 2008. As advocacy groups may continue to challenge the Interim Rule, a court's decision to strike down the Interim Rule could have varying effects, as reducing driving time to 10 hours daily may reduce productivity in some lanes. A court's decision to strike down the Interim Rule could decrease productivity and cause some loss of efficiency, as drivers and shippers may need to be retrained, computer programming may require modifications, additional drivers may need to be employed or engaged, additional equipment may need to be acquired, and some shipping lanes may need to be reconfigured. We are also unable to predict the effect of any new rules that might be proposed, but any such proposed rules could increase costs in our industry or decrease productivity.

In the aftermath of the September 11, 2001 terrorist attacks, federal, state, and municipal authorities have implemented and continue to implement various security measures, including checkpoints and travel restrictions on large trucks. As a result, it is possible we may fail to meet the needs of our customers or may incur increased expenses to do so. These security measures could negatively impact our operating results.

Some states and municipalities have begun to restrict the locations and amount of time where diesel-powered tractors, such as ours, may idle, in order to reduce exhaust emissions. The State of California has recently enacted legislation which requires tractors weighing more than 10,000 pounds to use alternative sources, such as auxiliary power units, when powering their cabs at idle for more than five minutes. The State of California has also enacted legislation requiring compliance with exhaust emissions standards for refrigeration units on trailers. Compliance is being phased in by the state, beginning with 2001 and earlier models. Given our investment in auxiliary power units for our tractors and the average age of our trailer fleet, we do not expect these regulations will have a significant impact on our operations or financial results.

From time to time, various federal, state, or local taxes are increased, including taxes on fuels. We cannot predict whether, or in what form, any such increase applicable to us will be enacted, but such an increase could aversely affect our profitability.

Service instability in the railroad industry could increase our operating costs and reduce our ability to offer intermodal services, which could adversely affect our revenue, results of operations, and customer relationships. In the future, our dependence on railroads will increase if we continue to expand our intermodal services. In most markets, rail service is limited to a few railroads or even a single railroad. Any reduction in service by the railroads with which we have, or in the future may have, relationships is likely to increase the cost of the rail-based services we provide and reduce the reliability, timeliness, and overall attractiveness of our rail-based services. Furthermore, railroads are relatively free to adjust shipping rates up or down as market conditions permit. Price increases could result in higher costs to our customers and reduce or eliminate our ability to offer intermodal services. In addition, we cannot assure you that we will be able to negotiate additional contracts with railroads to expand our capacity, add additional routes, or obtain multiple providers, which could limit our ability to provide this service.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties. We are subject to various environmental laws and regulations dealing with the handling of hazardous materials, fuel storage tanks, air emissions from our vehicles and facilities, engine idling, and discharge and retention of storm water. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination have occurred. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. Although we have instituted programs to monitor and control environmental risks and promote compliance with applicable environmental laws and regulations, if we are involved in a spill or other accident involving hazardous substances or if we are found to be in violation of applicable laws or regulations, we could be subject to liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on our business and operating results.

Our management information systems may prove inadequate. We depend upon our management information systems for many aspects of our business. Some of our key software has been developed internally by our programmers or by adapting purchased software to our needs and this software may not be easily modified or integrated with other software and systems. Our business will be materially and adversely affected if our management information systems are disrupted or if we are unable to improve, upgrade, integrate or expand our systems as we continue to execute our growth strategy, including our logistics services.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our executive offices and principal terminal are located on approximately seven acres in Mondovi, Wisconsin. This facility consists of 39,000 square feet of office space and 21,000 square feet of equipment repair and maintenance space. We added an additional facility in 2007 in Mondovi, Wisconsin which consists of 15,000 square feet of equipment repair and maintenance space located on approximately 11 acres. In addition to our executive offices and terminal located in Mondovi, Wisconsin, we own and operate facilities in or near the following cities at which we perform the following designated operating activities:

Company Locations	Fueling and Maintenance	Driver Recruitment	Driver Training	Dispatch	Sales
Mondovi, Wisconsin	X	X	X	X	X
Ontario, California	X		X		
Atlanta, Georgia	X		X	X	
Portland, Oregon	X		X	X	
Indianapolis, Indiana	X	X	X	X	

ITEM 3. *LEGAL PROCEEDINGS*

We are involved in litigation incidental to our operations. These lawsuits primarily involve claims for workers' compensation, personal injury, or property damage incurred in the transportation of freight.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2007.

ITEM 4A. *EXECUTIVE OFFICERS OF THE REGISTRANT*

Our executive officers, with their ages and the offices held as of February 29, 2008, are as follows:

Name	Age	Position
Randolph L. Marten	55	Chairman of the Board, President, Chief Executive Officer and Director
Robert G. Smith	64	Chief Operating Officer
Timothy P. Nash	56	Executive Vice President of Sales and Marketing
James J. Hinnendael	44	Chief Financial Officer
John H. Turner	46	Vice President of Sales

Randolph L. Marten has been a full-time employee of ours since 1974. Mr. Marten has been a Director since October 1980, our President since June 1986, our Chairman of the Board since August 1993 and our Chief Executive Officer since January 2005. Mr. Marten also served as our Chief Operating Officer from June 1986 until August 1998 and as a Vice President from October 1980 to June 1986.

Robert G. Smith has been our Chief Operating Officer since August 1998. Mr. Smith also served as our Vice President of Operations from June 1993 until May 1999 and as our Director of Operations from September 1989 to June 1993. Mr. Smith served as director of operations for Transport Corporation of America, an irregular-route truckload carrier, from 1985 to 1989.

Timothy P. Nash has been our Executive Vice President of Sales and Marketing since November 2000. Mr. Nash also served as our Vice President of Sales from November 1990 to November 2000 and as our Regional Sales Manager from July 1987 to November 1990. Mr. Nash served as a regional sales manager for Overland Express, Inc., a long-haul truckload carrier, from 1986 to 1987.

James J. Hinnendael has been our Chief Financial Officer since January 2006 and served as our Controller from January 1992 to December 2005. Mr. Hinnendael served in various professional capacities with Ernst & Young LLP, a public accounting firm, from 1987 to 1991. Mr. Hinnendael is a certified public accountant.

John H. Turner has been our Vice President of Sales since January 2007 and an executive officer since August 2007. He also served as our Vice President of Sales from October 2000 to February 2005, and as an executive officer from January 2002 to February 2005. Mr. Turner also served as our Director of Sales from July 1999 to October 2000 and in various professional capacities in our sales and marketing area from August 1991 to July 1999 and as our Operations Manager-West from October 1990 to August 1991. Previously, Mr. Turner served as a vice president for Naterra Land, Inc., a recreational land developer, from 2005 to 2006 and as the western fleet general manager and area sales manager for Munson Transportation, Inc., a long-haul truckload carrier, from 1986 to 1990.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is listed on the NASDAQ Global Select Market under the symbol "MRTN." The table below shows the range of high and low bid prices for the quarters indicated on the NASDAQ Global Select Market beginning July 1, 2006, and on the NASDAQ National Market prior to such date. Such quotations reflect inter-dealer prices, without retail markups, markdowns or commissions and, therefore, may not necessarily represent actual transactions.

	Common Stock Price	
Year ended December 31, 2007	**High**	**Low**
Fourth Quarter	**$16.60**	**$10.60**
Third Quarter	**18.46**	**13.54**
Second Quarter	**19.80**	**15.70**
First Quarter	**19.28**	**14.30**
Year ended December 31, 2006		
Fourth Quarter	$19.78	$15.92
Third Quarter	23.48	14.51
Second Quarter	24.45	18.00
First Quarter	24.71	17.67

The prices do not include adjustments for retail mark-ups, mark-downs or commissions. On February 29, 2008, we had 244 record stockholders, and approximately 1,172 beneficial stockholders of our common stock.

We have not paid a cash dividend on our common stock since we became publicly traded in September 1986, and we do not expect to make or declare any cash dividends in the foreseeable future. We currently intend to continue to retain earnings to finance the growth of our business and reduce our indebtedness. Our ability to pay cash dividends is currently limited by restrictions contained in our revolving credit facility. Our revolving credit facility prohibits us from paying, in any fiscal year, dividends in excess of 25% of our net income from the prior fiscal year. Future payments of cash dividends will depend on our financial condition, results of operations, capital commitments, restrictions under then-existing agreements, and other factors our Board of Directors deems relevant.

We had no unregistered sales of equity securities during the fourth quarter of the year ended December 31, 2007.

Comparative Stock Performance

The graph below compares the cumulative total stockholder return on our common stock with the NASDAQ Market index and the SIC code 4213 (trucking, except local) line-of-business index for the last five years. Hemscott, Inc. prepared the line-of-business index. The graph assumes $100 is invested in our common stock, the NASDAQ Stock Market index and the line-of-business index on January 1, 2003, with reinvestment of dividends. The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of our common stock. The information in the graph below shall be deemed "furnished" and not "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section.


COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG MARTEN TRANSPORT, LTD., NASDAQ MARKET INDEX AND SIC CODE INDEX
DOLLARS
400
350
300
250
200
150
100
50
0
2002
2003
2004
2005
2006
2007
MARTEN TRANSPORT, LTD.
SIC CODE INDEX
NASDAQ MARKET INDEX
ASSUMES $100 INVESTED ON JAN. 01, 2003; ASSUMES DIVIDEND REINVESTED; FISCAL YEAR ENDING DEC. 31, 2007

ITEM 6. *SELECTED FINANCIAL DATA*

The following selected financial data should be read in conjunction with the consolidated financial statements and notes under Item 8 of this Form 10-K.

(Dollars in thousands, except per share amounts)	**2007**	2006	2005	2004	2003
FOR THE YEAR					
Operating revenue	**$ 560,017**	$ 518,890	$ 460,202	$ 380,048	$ 334,667
Operating income	**27,801**	41,169	42,867	31,345	20,336
Net income	**14,968**	24,518	25,061	17,536	11,842
Operating ratio	**95.0%**	92.1%	90.7%	91.8%	93.9%
PER-SHARE DATA					
Basic earnings per common share	**$ 0.69**	$ 1.13	$ 1.16	$ 0.83	$ 0.71
Diluted earnings per common share	**0.68**	1.12	1.14	0.81	0.68
Book value	**10.86**	10.15	8.99	7.82	7.00
AT YEAR END					
Total assets	**$ 407,390**	$ 410,822	$ 349,733	$ 288,929	$ 249,595
Long-term debt	**44,643**	58,659	48,300	30,257	27,857
Stockholders' equity	**236,930**	220,993	193,917	167,921	144,534

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion and analysis of our financial condition and results of operations should be read together with the selected consolidated financial data and our consolidated financial statements and the related notes appearing elsewhere in this report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those under the heading "Risk Factors" beginning on page 6. We do not assume, and specifically disclaim, any obligation to update any forward-looking statement contained in this report.

Overview

The primary source of our operating revenue is truckload revenue, which we generate by transporting freight for our customers and report within our Truckload segment. Generally, we are paid by the mile for our services. We also derive truckload revenue from fuel surcharges, loading and unloading activities, equipment detention and other ancillary services. The main factors that affect our truckload revenue are the rate per mile we receive from our customers, the percentage of miles for which we are compensated and the number of miles we generate with our equipment. These factors relate, among other things, to the United States economy, inventory levels, the level of truck capacity in the temperature-sensitive market and specific customer demand. We monitor our revenue production primarily through average truckload revenue, net of fuel surcharges, per tractor per week. We also analyze our average truckload revenue, net of fuel surcharges, per total mile, non-revenue miles percentage, the miles per tractor we generate, our accessorial revenue and our other sources of operating revenue.

Our operating revenue also includes revenue reported within our Logistics segment, which consists of revenue from our internal brokerage and intermodal operations, both launched in 2005, and through our 45% interest in MWL, a third-party provider of logistics services to the transportation industry. Brokerage services involve arranging for another company to transport freight for our customers while we retain the billing, collection and customer management responsibilities. Intermodal services involve the transport of our trailers on railroad flatcars for a portion of a trip, with the balance of the trip using our tractors or, to a lesser extent, contracted carriers. The main factors that affect our logistics revenue are the rate per mile and other charges we receive from our customers and the rates charged by third-party providers. These factors relate, among other things, to the United States economy, inventory levels, the level of truck and rail capacity in the transportation market and specific customer demand. The Logistics segment was identified as a new reportable segment for our first quarter of 2007 since our logistics operations have become a more significant part of our business.

In 2007, we increased our operating revenue by $41.1 million, or 7.9%. Our operating revenue, net of fuel surcharges, increased $31.3 million, or 7.1%, compared with 2006. Our average truckload revenue, net of fuel surcharges, per tractor per week increased 0.6%, due to a 0.4% increase in average miles per tractor and a 0.2% increase in average truckload revenue, net of fuel surcharges, per total mile. We were able to increase our truckload revenue by increasing the size of our fleet and our business with existing and new customers. The slight improvement in tractor productivity was more than offset by an increase in our overall cost structure, which resulted in decreased profitability from 2006. Due to a challenging freight environment, we were not able to increase freight rates to cover higher costs. The 7.1% increase in our operating revenue, net of fuel surcharges, was primarily driven by continued volume growth in each of our internal brokerage and intermodal services and in the logistics services provided by MWL. Logistics revenue, which represented 12.4% of our operating revenue in 2007, increased $28.2 million, or 68.5%, compared with 2006.

Our profitability on the expense side is impacted by variable costs of transporting freight for our customers, fixed costs and expenses containing both fixed and variable components. The variable costs include fuel expense, driver-related expenses, such as wages, benefits, training, and recruitment, and independent contractor costs, which are recorded under purchased transportation. Expenses that have both fixed and variable components include maintenance and tire expense and our total cost of insurance and claims. These expenses generally vary with the miles we travel, but also have a controllable component based on safety, fleet age, efficiency and other factors. Our main fixed costs relate to the acquisition and financing of long-term assets, such as revenue equipment and operating terminals. Although certain factors affecting our expenses are beyond our control, we monitor them closely and attempt to anticipate changes in these factors in managing our business. For example, fuel prices fluctuated dramatically and quickly at various times during the last several years. We manage our exposure to changes in fuel prices primarily through fuel surcharge programs with our customers, as well as through volume fuel purchasing arrangements with national fuel centers and bulk purchases of fuel at our terminals. To help further reduce fuel expense, we began installing auxiliary power units in our tractors in 2007 to provide climate control and electrical power for our drivers without idling the tractor engine. In order to control increases in insurance premiums, we have increased our self-insured retention levels periodically during the last several years. We are responsible for the first $1.0 million on each auto liability claim and up to $1.0 million in the aggregate for all auto liability claims between $1.0 million and $2.0 million. We are also responsible for the first $750,000 on each workers' compensation claim. For our Logistics segment, our profitability on the expense side is impacted by the percentage of logistics revenue we pay to providers for the transportation services we arrange.

Our operating expenses as a percentage of operating revenue, or "operating ratio," was 95.0% in 2007 compared with 92.1% in 2006. Our earnings per diluted share decreased to $0.68 in 2007 from $1.12 in 2006.

Our business requires substantial, ongoing capital investments, particularly for new tractors and trailers. At December 31, 2007, we had approximately $44.6 million of long-term debt, including current maturities, and $236.9 million in stockholders' equity. In 2007, we added approximately $36.6 million of new revenue equipment, net of proceeds from dispositions, and recognized a gain of $3.4 million on the disposition of used equipment. We also decreased our accounts payable and accrued liabilities relating to revenue equipment by $10.2 million in 2007. These capital expenditures were primarily funded with cash flows from operations and borrowings under our revolving credit facility. We estimate that capital expenditures, net of proceeds from dispositions, will be approximately $12 million in 2008, which would be significantly below the level of net capital expenditures during the last several years due to nearly 325 tractors paid-for but not placed in service as of December 31, 2007. Assuming net capital expenditures in that amount and operating margins similar to the margins in 2007, we expect to generate cash flows to retire a substantial amount of our debt in 2008 or provide flexibility for other purposes. Based on our current operating performance, the market for used tractors, our liquidity and our expectations concerning tractors manufactured in 2007, we decided to accelerate our tractor fleet replacement during 2005 and 2006 to allow us greater flexibility in our decisions to purchase tractors manufactured in 2007 now that the current round of diesel emissions reduction directives of the EPA has gone into effect. This acceleration of our tractor fleet replacement has not impacted the useful lives of our tractors or caused impairment to the carrying amount reflected in our consolidated balance sheet.

This Management's Discussion and Analysis of Financial Condition and Results of Operations includes discussions of truckload and logistics revenue, net of fuel surcharges. We provide this additional disclosure because management believes removing fuel surcharge revenue provides a more consistent basis for comparing results of operations from period to period. This financial measure in this report has not been determined in accordance with U.S. generally accepted accounting principles (GAAP). Pursuant to Item 10(e) of Regulation S-K, we have included a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure, operating revenue.

Share-based Payment Arrangement Compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS 123R") using the modified prospective transition method, and therefore have not restated prior periods' results. All share-based compensation expense is recorded in salaries, wages and benefits expense. Total share-based compensation expense recorded in 2007 was $460,000 ($321,000 net of income tax benefit) and in 2006 was $447,000 ($318,000 net of income tax benefit), which entirely represents additional share-based compensation expense recorded as a result of adopting SFAS 123R. No share-based compensation expense was recorded in 2005, however such expense would have been $177,000 ($108,000 net of income tax benefit) had we recognized share-based expense in net income under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Unrecognized compensation expense from unvested service-based stock option awards was $1.0 million as of December 31, 2007 and is expected to be recorded over a weighted-average period of 3.0 years. Unrecognized compensation expense from unvested performance-based stock option awards was $741,000 as of December 31, 2007 and will be recorded in the periods in which the performance condition is probable of achievement through 2010.

Results of Operations

The following table sets forth for the years indicated certain operating statistics regarding our revenue and operations:

	2007	2006	2005
Truckload Segment:			
Average truckload revenue, net of fuel surcharges, per total mile	**$ 1.480**	$ 1.477	$ 1.417
Average miles per tractor[1]	**109,269**	108,781	111,823
Average truckload revenue, net of fuel surcharges, per tractor per week[1]	**$ 3,101**	$ 3,081	$ 3,039
Average tractors [1]	**2,516**	2,504	2,437
Total miles – company-employed drivers (in thousands)	**228,776**	222,579	206,205
Total miles – independent contractors (in thousands)	**46,096**	49,810	66,293
Logistics Segment:			
Brokerage:			
Revenue (in thousands)	**$ 48,640**	$ 28,636	$ 16,540
Loads	**25,246**	16,083	9,081
Intermodal:			
Revenue (in thousands)	**$ 20,837**	$ 12,604	$ 404
Loads	**6,793**	4,073	143
Average tractors	**31**	19	1

(1) Includes tractors driven by both company-employed drivers and independent contractors. Independent contractors provided 339, 365 and 423 tractors as of December 31, 2007, 2006 and 2005, respectively.

Comparison of Year Ended December 31, 2007 to Year Ended December 31, 2006

The following table sets forth for the years indicated our operating revenue, operating income and operating ratio by segment, along with the change for each component:

(Dollars in thousands)	2007	2006	Dollar Change 2007 vs. 2006	Percentage Change 2007 vs. 2006
Operating revenue:				
Truckload revenue, net of fuel surcharge revenue	**$406,754**	$402,327	$ 4,427	1.1 %
Truckload fuel surcharge revenue	**83,786**	75,323	8,463	11.2
Total Truckload revenue	**490,540**	477,650	12,890	2.7
Logistics revenue, net of intermodal fuel surcharge revenue[1]	**66,163**	39,298	26,865	68.4
Intermodal fuel surcharge revenue	**3,314**	1,942	1,372	70.6
Total Logistics revenue	**69,477**	41,240	28,237	68.5
Total operating revenue	**$560,017**	$518,890	$ 41,127	7.9 %
Operating income:				
Truckload	**$ 22,689**	$ 37,500	$(14,811)	(39.5)%
Logistics	**5,112**	3,669	1,443	39.3
Total operating income	**$ 27,801**	$ 41,169	$(13,368)	(32.5)%
Operating ratio[2]:				
Truckload	**95.4 %**	92.1 %		(3.6)%
Logistics	**92.6**	91.1		(1.6)
Consolidated operating ratio	**95.0 %**	92.1 %		(3.1)%

[1] Logistics revenue is net of $17.1 million and $16.5 million of inter-segment revenue in 2007 and 2006, respectively, for loads transported by our tractors and arranged by MWL that have been eliminated in consolidation.

[2] Operating expenses as a percentage of operating revenue.

Our operating revenue increased $41.1 million, or 7.9%, to $560.0 million in 2007 from $518.9 million in 2006. Our operating revenue, net of fuel surcharges, increased $31.3 million, or 7.1%, to $472.9 million in 2007 from $441.6 million in 2006.

Truckload segment revenue increased $12.9 million, or 2.7%, to $490.5 million in 2007 from $477.7 million in 2006. Truckload segment revenue, net of fuel surcharges, increased 1.1%. We were able to increase our truckload revenue by increasing the size of our fleet and our business with existing and new customers. Our average truckload revenue, net of fuel surcharges, per tractor per week increased 0.6% in 2007 from 2006, due to a 0.4% increase in average miles per tractor and a 0.2% increase in average truckload revenue, net of fuel surcharges, per total mile. Our weighted average number of tractors increased 0.5% in 2007 from 2006. The slight improvement in tractor productivity was more than offset by an increase in our overall cost structure, which resulted in decreased profitability from 2006. Due to a challenging freight environment, we were not able to increase freight rates to cover higher costs. We expect industry-wide capacity to exceed demand at least into the second quarter of 2008. Based on that outlook, our goal is to continue to maintain our rate structure by focusing on profitable freight and strong service performance, while aggressively controlling our costs.

Logistics segment revenue increased $28.2 million, or 68.5%, to $69.5 million in 2007 from $41.2 million in 2006. Logistics segment revenue, net of intermodal fuel surcharges, increased 68.4%. The increase in logistics revenue primarily resulted from continued volume growth in each of our internal brokerage and intermodal services and in the logistics services provided by MWL. The increase in the operating ratio for our Logistics segment in 2007 was primarily due to an increase as a percentage of logistics revenue of the payments to carriers for transportation services which we arranged.

The following table sets forth for the years indicated the dollar and percentage increase or decrease of the items in our consolidated statements of operations, and those items as a percentage of operating revenue:

(Dollars in thousands)	Dollar Change 2007 vs. 2006	Percentage Change 2007 vs. 2006	Percentage of Operating Revenue 2007	Percentage of Operating Revenue 2006
Operating revenue	$ 41,127	7.9 %	100.0%	100.0%
Operating expenses (income):				
Salaries, wages and benefits	9,401	6.5	27.5	27.8
Purchased transportation	19,367	22.9	18.5	16.3
Fuel and fuel taxes	13,942	10.3	26.6	26.0
Supplies and maintenance	5,466	16.5	6.9	6.4
Depreciation	2,649	6.0	8.4	8.5
Operating taxes and licenses	(691)	(9.2)	1.2	1.4
Insurance and claims	1,170	5.5	4.0	4.1
Communications and utilities	234	6.4	0.7	0.7
Gain on disposition of revenue equipment	3,604	51.6	(0.6)	(1.3)
Other	(647)	(5.9)	1.8	2.1
Total operating expenses	54,495	11.4	95.0	92.1
Operating income	(13,368)	(32.5)	5.0	7.9
Other expenses (income):				
Interest expense	259	7.3	0.7	0.7
Interest income and other	413	37.3	(0.1)	(0.2)
Minority interest	34	4.4	0.1	0.1
	706	21.9	0.7	0.6
Income before income taxes	(14,074)	(37.1)	4.3	7.3
Provision for income taxes	(4,524)	(33.7)	1.6	2.6
Net income	$ (9,550)	(39.0)%	2.7%	4.7%

Salaries, wages and benefits consist of compensation for our employees, including both driver and non-driver employees, employees' health insurance, 401(k) plan contributions and other fringe benefits. These expenses vary depending upon the ratio of company drivers to independent contractors, our efficiency, our experience with employees' health insurance claims, changes in health care premiums and other factors. The increase in salaries, wages and benefits resulted primarily from a 2.8% increase in the miles driven by company drivers. Additionally, higher self-insured medical claims increased our employees' health insurance expense by $1.8 million in 2007.

Purchased transportation consists of payments to independent contractor providers of revenue equipment and to carriers for transportation services we arrange in connection with brokerage and intermodal activities. This category will vary depending upon the ratio of company drivers versus independent contractors, the amount of fuel surcharges passed through to independent contractors and the amount and rates we pay to third-party railroad and motor carriers. Purchased transportation expense increased $19.4 million in total, or 22.9%, in 2007 from 2006. Payments to carriers for transportation services we arranged in our brokerage and intermodal operations increased $22.8 million to $52.5 million in 2007 from $29.7 million in 2006, as our Logistics operations significantly increased in size and scope compared with 2006. The portion of purchased transportation expense related to our independent contractors, including fuel surcharges, decreased $3.5 million in 2007, primarily due to a decrease in the number of independent contractor-owned tractors in our fleet. We expect that purchased transportation expense will continue to increase as we grow our Logistics segment.

Fuel and fuel taxes, which we refer to as fuel expense, net of fuel surcharge revenue, increased $4.1 million, or 7.1%, to $61.9 million in 2007 from $57.8 million in 2006. The increase was primarily due to a 2.8% increase in miles driven by our company-owned fleet and an increase in the average cost of fuel during 2007 to $2.78 per gallon from $2.60 per gallon in 2006. These increases were partially offset by reduced idling fuel consumption resulting from the installation of auxiliary power units for our tractors that provide climate control and electrical power for our drivers without idling the tractor engine. Auxiliary power units were installed in approximately 60% of our company-owned tractors as of December 31, 2007. We have fuel surcharge provisions in substantially all of our transportation contracts and attempt to recover a portion of increasing fuel prices through fuel surcharges and higher rates. We expect our fuel expense to increase in the future because we believe that government-mandated emissions standards that took effect in 2007 will result in further declines in engine efficiency.

Supplies and maintenance consist of repairs, maintenance, tires, parts, oil and engine fluids, along with load-specific expenses including loading/unloading, tolls, pallets and trailer hostling. The increase in supplies and maintenance in 2007 primarily resulted from the higher percentage of company-owned tractors in our fleet, for which we bear all maintenance expenses, an increase in the size of our trailer fleet associated with growth of our intermodal operations and an increase in the average age of our tractor and trailer fleets. Our maintenance practices in 2007 were consistent with 2006.

Depreciation relates to owned tractors, trailers, communications units, terminal facilities and other assets. Gains or losses on dispositions of revenue equipment are set forth in a separate line item, rather than included in this category. The increase in depreciation was due to an increase in revenue equipment and in the relative percentage of company-owned tractors to independent contractor-owned tractors in 2007. We expect our annual cost of tractor and trailer ownership will increase in future periods as a result of higher prices of new equipment, which is expected to result in greater depreciation over the useful life.

Insurance and claims consist of the costs of insurance premiums and the accruals we make for claims within our self-insured retention amounts, primarily for personal injury, property damage, physical damage to our equipment, cargo claims and workers' compensation claims. These expenses will vary primarily based upon the frequency and severity of our accident experience, our self-insured retention levels and the market for insurance. The increase in insurance and claims in 2007 was primarily the result of an increase in physical damage claims with respect to our tractors and trailers. We are responsible for the first $1.0 million on each auto liability claim and up to $1.0 million in the aggregate for all auto liability claims between $1.0 million and $2.0 million. We are also responsible for the first $750,000 on each workers' compensation claim. Our significant self-insured retention and our risk on the first $1.0 million of auto liability claims in the $1.0 million to $2.0 million corridor expose us to the possibility of significant fluctuations in claims expense between periods depending on the frequency, severity and timing of claims and to adverse financial results if we incur large or numerous losses. In the event of an uninsured claim above our insurance coverage, or an increase in the frequency or severity of claims within our self-insured retention, our financial condition and results of operations could be materially and adversely affected.

A decrease in the planned number of revenue equipment dispositions and a decrease in the market value for used revenue equipment caused our gain on disposition of revenue equipment to decrease to $3.4 million in 2007 from $7.0 million in 2006. Future gains or losses on disposition of revenue equipment will be impacted by the market for used revenue equipment, which is beyond our control.

As a result of the foregoing factors, our operating expenses as a percentage of operating revenue, or "operating ratio," was 95.0% in 2007 compared with 92.1% in 2006.

Our effective income tax rate increased to 37.3% in 2007 from 35.4% in 2006, primarily because we decreased our deferred income tax liability in 2006 by 3.3% of income before income taxes. This decrease was primarily due to a change in income apportionment for several states, which produced a lower effective state income tax rate, net of federal impact.

As a result of the factors described above, net income decreased to $15.0 million in 2007 from $24.5 million in 2006. Net earnings per share decreased to $0.68 per diluted share in 2007 from $1.12 per diluted share in 2006.

Comparison of Year Ended December 31, 2006 to Year Ended December 31, 2005

The following table sets forth for the years indicated our operating revenue, operating income and operating ratio by segment, along with the change for each component:

(Dollars in thousands)	2006	2005	Dollar Change 2006 vs. 2005	Percentage Change 2006 vs. 2005
Operating revenue:				
Truckload revenue, net of fuel surcharge revenue	$402,327	$386,131	$ 16,196	4.2 %
Truckload fuel surcharge revenue	75,323	57,127	18,196	31.9
Total Truckload revenue	477,650	443,258	34,392	7.8
Logistics revenue, net of intermodal fuel surcharge revenue[1]	39,298	16,873	22,425	132.9
Intermodal fuel surcharge revenue	1,942	71	1,871	2,635.2
Total Logistics revenue	41,240	16,944	24,296	143.4
Total operating revenue	$518,890	$460,202	$ 58,688	12.8 %
Operating income:				
Truckload	$ 37,500	$ 41,277	$ (3,777)	(9.2)%
Logistics	3,669	1,590	2,079	130.8
Total operating income	$ 41,169	$ 42,867	$ (1,698)	(4.0)%
Operating ratio[2]:				
Truckload	92.1 %	90.7 %		(1.5)%
Logistics	91.1	90.6		(0.6)
Consolidated operating ratio	92.1 %	90.7 %		(1.5)%

[1] Logistics revenue is net of $16.5 million and $21.3 million of inter-segment revenue in 2006 and 2005, respectively, for loads transported by our tractors and arranged by MWL that have been eliminated in consolidation.

[2] Operating expenses as a percentage of operating revenue.

Our operating revenue increased $58.7 million, or 12.8%, to $518.9 million in 2006 from $460.2 million in 2005. Our operating revenue, net of fuel surcharges, increased $38.6 million, or 9.6%, to $441.6 million in 2006 from $403.0 million in 2005.

Truckload segment revenue increased $34.4 million, or 7.8%, to $477.7 million in 2006 from $443.3 million in 2005. Truckload segment revenue, net of fuel surcharges, increased 4.2%. We were able to increase our truckload revenue by increasing our freight rates, the size of our fleet and our business with existing and new customers. This increase was partially offset by the impact of lower equipment utilization. Our average truckload revenue, net of fuel surcharges, per tractor per week increased 1.4% in 2006 from 2005, due to a 4.2% increase in average truckload revenue, net of fuel surcharges, per total mile partially offset by a 2.7% decrease in average miles per tractor. Our weighted average number of tractors increased 2.7% in 2006 from 2005. The improvement in tractor productivity was more than offset by an increase in our overall cost structure, which resulted in decreased profitability from 2005. Our ability to recruit and retain a sufficient number of qualified drivers limited our fleet growth in 2006.

Logistics segment revenue increased $24.3 million, or 143.4%, to $41.2 million in 2006 from $16.9 million in 2005. Logistics segment revenue, net of intermodal fuel surcharges, increased 132.9%. The increase in logistics revenue primarily resulted from continued volume growth in each of our internal brokerage and intermodal services and in the logistics services provided by MWL. The increase in the operating ratio for our Logistics segment in 2006 was primarily due to an increase as a percentage of logistics revenue of the payments to carriers for transportation services which we arranged.

The following table sets forth for the years indicated the dollar and percentage increase or decrease of the items in our consolidated statements of operations, and those items as a percentage of operating revenue:

(Dollars in thousands)	Dollar Change 2006 vs. 2005	Percentage Change 2006 vs. 2005	Percentage of Operating Revenue 2006	2005
Operating revenue	$ 58,688	12.8 %	100.0%	100.0%
Operating expenses (income):				
Salaries, wages and benefits	17,796	14.1	27.8	27.5
Purchased transportation	2,512	3.1	16.3	17.8
Fuel and fuel taxes	27,357	25.4	26.0	23.4
Supplies and maintenance	4,963	17.6	6.4	6.1
Depreciation	6,131	16.0	8.5	8.3
Operating taxes and licenses	463	6.6	1.4	1.5
Insurance and claims	2,269	12.0	4.1	4.1
Communications and utilities	237	7.0	0.7	0.7
Gain on disposition of revenue equipment	(3,047)	(77.3)	(1.3)	(0.9)
Other	1,705	18.3	2.1	2.0
Total operating expenses	60,386	14.5	92.1	90.7
Operating income	(1,698)	(4.0)	7.9	9.3
Other expenses (income):				
Interest expense	1,203	51.0	0.7	0.5
Interest income and other	616	35.8	(0.2)	(0.4)
Minority interest	27	3.6	0.1	0.2
	1,846	133.8	0.6	0.3
Income before income taxes	(3,544)	(8.5)	7.3	9.0
Provision for income taxes	(3,001)	(18.3)	2.6	3.6
Net income	$ (543)	(2.2)%	4.7%	5.4%

The increase in salaries, wages and benefits resulted primarily from an increase in the size of our company-owned fleet and the miles driven by company drivers, along with an increase in the amount paid to company drivers of 2 cents per mile effective April 1, 2005. Additionally, higher self-insured medical claims increased our employees' health insurance expense by $1.9 million in 2006. These increases were partially offset by a decrease of $960,000 in compensation expensed for our non-driver employees under our incentive compensation program from 2005.

Purchased transportation expense increased $2.5 million, or 3.1%, in 2006 from 2005. The portion of purchased transportation expense related to our independent contractors, including fuel surcharges, decreased $15.3 million, or 21.8%, in 2006, primarily due to a decrease in the number of independent contractor-owned tractors in our fleet. Payments to carriers for transportation services we arranged in our brokerage and intermodal operations increased $17.8 million to $29.7 million in 2006 from $11.9 million in 2005, as our Logistics operations significantly increased in size compared with 2005.

Fuel and fuel taxes, which we refer to as fuel expense, net of fuel surcharge revenue, increased $7.3 million, or 14.4%, to $57.8 million in 2006 from $50.5 million in 2005. The increase was primarily due to a 7.9% increase in miles driven by our company-owned fleet, a higher average fuel price net of surcharges and lower fuel efficiencies associated with newer tractors. Our fuel prices, which remain high based on historical standards, significantly increased to an average of $2.60 per gallon in 2006 from an average of $2.29 per gallon in 2005.

The increase in supplies and maintenance in 2006 primarily resulted from our larger fleet and the higher percentage of company-owned tractors in our fleet, for which we bear all maintenance expenses. Our maintenance practices were consistent with 2005.

The increase in depreciation was due to an increase in revenue equipment and in the relative percentage of company-owned tractors to independent contractor-owned tractors in 2006.

The increase in insurance and claims in 2006 was comprised of a $3.0 million increase in the cost of self-insured accident claims partially offset by a $735,000 decrease in insurance premiums.

In 2006, increases in the market value for used revenue equipment along with additional planned revenue equipment dispositions caused our gain on disposition of revenue equipment to increase to $7.0 million from $3.9 million in 2005.

As a result of the foregoing factors, our operating expenses as a percentage of operating revenue, or "operating ratio," was 92.1% in 2006 compared with 90.7% in 2005.

The increase in interest expense was primarily the result of higher average debt balances outstanding in 2006.

Our effective income tax rate decreased to 35.4% in 2006 compared with 39.6% in 2005 primarily because we decreased our deferred income tax liability by 3.3% of income before income taxes. Our effective income tax rate in 2006 included a revision to our previously recorded deferred income tax liability of 2.8% of income before income taxes, primarily due to a change in income apportionment for several states, which produced a lower effective state income tax rate, net of federal impact.

As a result of the factors described above, net income decreased to $24.5 million in 2006 from $25.1 million in 2005. Net earnings per share decreased to $1.12 per diluted share in 2006 from $1.14 per diluted share in 2005.

Liquidity and Capital Resources

Our business requires substantial, ongoing capital investments, particularly for new tractors and trailers. Our primary sources of liquidity are funds provided by operations, our unsecured senior notes and our revolving credit facility. A portion of our tractor fleet is provided by independent contractors who own and operate their own equipment. We have no capital expenditure requirements relating to those drivers who own their tractors or obtain financing through third parties. However, to the extent we purchase tractors and extend financing to the independent contractors through our tractor purchase program, we have an associated capital expenditure requirement.

In December 2007, our Board of Directors approved a share repurchase program to repurchase up to one million shares of our common stock. This program is intended to be implemented through purchases made in either the open market or through private transactions. The timing and extent to which we will repurchase shares depends on market conditions and other corporate considerations. We made no purchases in 2007. Through March 14, 2008, we repurchased 67,500 shares of our common stock for $810,000. The repurchase program does not have an expiration date.

The table below reflects our net cash flows provided by operating activities, net cash flows used for investing activities, net cash flows (used for) provided by financing activities and total long-term debt, including current maturities, for the years indicated.

(In thousands)	**2007**	2006	2005
Net cash flows provided by operating activities	**$ 61,807**	$ 77,070	$ 72,472
Net cash flows (used for) investing activities	**(46,826)**	(86,848)	(88,557)
Net cash flows (used for) provided by financing activities	**(14,351)**	11,686	16,310
Long-term debt, including current maturities, at December 31	**44,643**	58,659	48,300

In 2007, we added approximately $36.6 million of new revenue equipment, net of proceeds from dispositions, and also recognized a gain of $3.4 million on the disposition of used equipment. We also decreased our accounts payable and accrued liabilities relating to revenue equipment by $10.2 million in 2007. Based on our current operating performance, the market for used tractors, our liquidity and our expectations concerning tractors manufactured in 2007, we decided to accelerate our tractor fleet replacement during 2005 and 2006 to allow us greater flexibility in our decisions to purchase tractors manufactured in 2007, to add capacity to meet demand, and to add tractors to our company fleet as more of our drivers become company drivers rather than independent contractors. This acceleration of our tractor fleet replacement has not impacted the useful lives of our tractors or caused impairment to the carrying amount reflected in our consolidated balance sheet. These capital expenditures were primarily funded with cash flows from operations and borrowings under our revolving credit facility. The outstanding principal balance of our credit facility increased as a result of the accelerated fleet replacement. We believe our sources of liquidity are adequate to meet our current and anticipated needs for at least the next twelve months. Based upon anticipated cash flows, current borrowing availability and sources of financing we expect to be available to us, we do not anticipate any significant liquidity constraints in the foreseeable future. We estimate that capital expenditures, net of proceeds from dispositions, will be approximately $12 million in 2008, which would be significantly below the level of capital expenditures during the last several years due to nearly 325 tractors paid-for but not placed in service as of December 31, 2007. Assuming net capital expenditures in that amount and operating margins similar to the margins in 2007, we expect to generate cash flows to retire a substantial amount of our debt in 2008 or provide flexibility for other purposes.

We have outstanding Series A Senior Unsecured Notes with an aggregate principal balance of $3.6 million at December 31, 2007. These notes mature in October 2008, require annual principal payments of $3.57 million and bear interest at a fixed annual rate of 6.78%. We also have outstanding Series B Senior Unsecured Notes with an aggregate principal balance of $4.3 million at December 31, 2007. These notes mature in April 2010, require annual principal payments of $1.43 million and bear interest at a fixed annual rate of 8.57%.

We maintain a credit agreement that provides for a five-year unsecured committed credit facility maturing in September 2011 in an aggregate principal amount of up to $75 million. The aggregate principal amount of the credit facility may be increased at our option up to a maximum aggregate principal amount of $100 million. At December 31, 2007, the credit facility had an outstanding principal balance of $36.8 million, outstanding standby letters of credit of $5.2 million and remaining borrowing availability of $33.0 million. This facility bears interest at a variable rate based on the London Interbank Offered Rate or the agent bank's Prime Rate, in each case plus/minus applicable margins. The weighted average interest rate for the credit facility was 5.82% per annum at December 31, 2007.

Our credit facility prohibits us from paying, in any fiscal year, dividends in excess of 25% of our net income from the prior fiscal year. The debt agreements discussed above also contain restrictive covenants which, among other matters, require us to maintain certain financial ratios, including debt-to-equity, cash flow leverage, interest coverage and fixed charge coverage. We were in compliance with all of these covenants at December 31, 2007.

We had $3.0 million in direct financing receivables from independent contractors under our tractor purchase program as of December 31, 2007, compared with $6.1 million in receivables as of December 31, 2006. These receivables, which are collateralized by the financed tractors, are used to attract and retain qualified independent contractors. We deduct payments from the independent contractors' settlements weekly and, as a result, have experienced minimal collection issues for these receivables. The decrease in the receivables balance is related to a new program to direct the leases to a third-party leasing vendor in 2007.

The following is a summary of our contractual obligations as of December 31, 2007.

	Payments Due by Period				
(In thousands)	2008	2009 and 2010	2011	Thereafter	Total
Long-term debt obligations	$ 5,000	$ 2,857	$ 36,786	$ –	$ 44,643
Purchase obligations for revenue equipment	1,949	–	–	–	1,949
Operating lease obligations	230	286	71	–	587
Total	$ 7,179	$ 3,143	$ 36,857	$ –	$ 47,179

Related Parties

We purchase fuel and obtain tires and related services from Bauer Built, Inc., or BBI. Jerry M. Bauer, one of our directors, is the president and a stockholder of BBI. We paid BBI $1.1 million in 2007, $1.3 million in 2006 and $1.2 million in 2005 for fuel and tire services. In addition, we paid $2.4 million in 2007, $2.4 million in 2006 and $2.0 million in 2005 to tire manufacturers for tires that we purchased from the tire manufacturers which were provided by BBI. BBI received commissions from the tire manufacturers related to these purchases. Other than any benefit received from his ownership interest, Mr. Bauer receives no compensation or other benefits from our business with BBI.

We paid Durand Builders Service, Inc. $547,000 in 2007 and $142,000 in 2005, respectively, for various construction projects. Larry B. Hagness, one of our directors, is the president and owner of Durand Builders Service, Inc. Other than any benefit received from his ownership interest, Mr. Hagness receives no compensation or other benefits from these transactions.

Off-balance Sheet Arrangements

Other than standby letters of credit maintained in connection with our self-insurance programs in the amount of $5.2 million and operating leases summarized above in our summary of contractual obligations, we did not have any other material off-balance sheet arrangements at December 31, 2007.

Inflation and Fuel Costs

Most of our operating expenses are inflation-sensitive, with inflation generally producing increased costs of operations. During the past three years, the most significant effects of inflation have been on revenue equipment prices, accident claims, health insurance and employee compensation. We attempt to limit the effects of inflation through increases in freight rates and cost control efforts.

In addition to inflation, fluctuations in fuel prices can affect our profitability. We require substantial amounts of fuel to operate our tractors and power the temperature-control units on our trailers. Substantially all of our contracts with customers contain fuel surcharge provisions. Although we historically have been able to pass through most long-term increases in fuel prices and related taxes to customers in the form of surcharges and higher rates, such increases usually are not fully recovered. Fuel prices were high throughout the past three years, which has increased our cost of operating.

Seasonality

Our tractor productivity generally decreases during the winter season because inclement weather impedes operations and some shippers reduce their shipments. At the same time, operating expenses generally increase, with harsh weather creating higher accident frequency, increased claims and more equipment repairs.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue and expenses in our consolidated financial statements and related notes. We base our estimates, assumptions and judgments on historical experience, current trends and other factors believed to be relevant at the time our consolidated financial statements are prepared. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and assumptions, and such differences could be material. We believe that the following critical accounting policies affect our more significant estimates, assumptions and judgments used in the preparation of our consolidated financial statements.

Revenue Recognition. We recognize revenue, including fuel surcharges, at the time shipment of freight is completed.

Accounts Receivable. We are dependent on a limited number of customers, and as a result, our trade accounts receivable are highly concentrated. Trade accounts receivable are recorded at the invoiced amounts, net of an allowance for doubtful accounts. A considerable amount of judgment is required in assessing the realization of these receivables including the current creditworthiness of each customer and related aging of the past-due balances, including any billing disputes. In order to assess the collectibility of these receivables, we perform ongoing credit evaluations of our customers' financial condition. Through these evaluations, we may become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy. The allowance for doubtful accounts is based on the best information available to us and is reevaluated and adjusted as additional information is received. We evaluate the allowance based on historical write-off experience, the size of the individual customer balances, past-due amounts and the overall national economy. We review the adequacy of our allowance for doubtful accounts monthly.

Property and Equipment. The transportation industry requires significant capital investments. Our net property and equipment was $325.2 million as of December 31, 2007 and $329.9 million as of December 31, 2006. Our depreciation expense was $47.0 million for 2007, $44.4 million for 2006 and $38.2 million for 2005. We compute depreciation of our property and equipment for financial reporting purposes based on the cost of each asset, reduced by its estimated salvage value, using the straight-line method over its estimated useful life. We determine and periodically evaluate our estimate of the projected salvage values and useful lives primarily by considering the market for used equipment, prior useful lives and changes in technology. We have not changed our policy regarding salvage values as a percentage of initial cost or useful lives of tractors and trailers within the last ten years. We believe that our policies and past estimates have been reasonable. Actual results could differ from these estimates. A 5% decrease in estimated salvage values would have decreased our net property and equipment as of December 31, 2007 by approximately $7.2 million, or 2.2%.

In 2007, we replaced most of our company-owned tractors within approximately 3.5 years and our trailers within approximately seven years after purchase. Our useful lives for depreciating tractors is five years and trailers is seven years, with a 25% salvage value for tractors and a 35% salvage value for trailers. These salvage values are based upon the expected market values of the equipment after five years for tractors and seven years for trailers. Depreciation expense calculated in this manner approximates the continuing declining value of the revenue equipment, and, for tractors, continues at a consistent straight-line rate for units held beyond the normal replacement cycle. Calculating tractor depreciation expense with a five-year useful life and a 25% salvage value results in the same depreciation rate of 15% of cost per year and the same net book value of 47.5% of cost at the 3.5-year replacement date as using a 3.5-year useful life and 47.5% salvage value. As a result, there is no difference in recorded depreciation expense on a quarterly or annual basis with our five-year useful life and 25% salvage value compared with a 3.5-year useful life and 47.5% salvage value.

Impairment of Assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the costs to sell.

Insurance and Claims. We self-insure, in part, for losses relating to workers' compensation, auto liability, general liability, cargo and property damage claims, along with employees' health insurance with varying risk retention levels. We maintain insurance coverage for per-incident and total losses in excess of these risk retention levels in amounts we consider adequate based upon historical experience and our ongoing review. However, we could suffer a series of losses within our self-insured retention limits or losses over our policy limits, which could negatively affect our financial condition and operating results. We are responsible for the first $1.0 million on each auto liability claim and up to $1.0 million in the aggregate for all auto liability claims between $1.0 million and $2.0 million. We are also responsible for the first $750,000 on each workers' compensation claim. We have $5.2 million in standby letters of credit to guarantee settlement of claims under agreements with our insurance carriers and regulatory authorities. The insurance and claims accruals in our consolidated balance sheets were $17.4 million as of December 31, 2007, and $16.1 million as of December 31, 2006. We reserve currently for the estimated cost of the uninsured portion of pending claims. We periodically evaluate and adjust these reserves based on our evaluation of the nature and severity of outstanding individual claims and our estimate of future claims development based on historical claims development factors. We believe that our claims development factors have historically been reasonable, as indicated by the adequacy of our insurance and claims accruals compared to settled claims. Actual results could differ from these current estimates. In addition, to the extent that claims are litigated and not settled, jury awards are difficult to predict. If our claims settlement experience worsened causing our historical claims development factors to increase by 5%, our estimated outstanding loss reserves as of December 31, 2007 would have needed to increase by approximately $2.6 million.

Share-based Payment Arrangement Compensation. We have granted stock options to certain employees and non-employee directors. We recognize compensation expense for all share-based payment arrangements granted after December 31, 2005 and prior to but not yet vested as of December 31, 2005, in accordance with Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" (SFAS 123R). Under the fair value recognition provisions of SFAS 123R, we record share-based compensation expense net of an estimated forfeiture rate and only record compensation expense for those shares expected to vest on a straight-line basis over the requisite service period for service-based awards (normally the vesting period). Compensation expense will be recorded for performance-based awards in the periods in which the performance condition is probable of achievement. Determining the appropriate fair value model and calculating the fair value of share-based payment arrangements require the input of highly subjective assumptions, including the expected life of the share-based payment arrangements and stock price volatility. We use the Black-Scholes model to value our stock option awards. We believe that future volatility will not materially differ from our historical volatility. Thus, we use the historical volatility of our common stock over the expected life of the award. The assumptions used in calculating the fair value of share-based payment awards represent our best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and we use different assumptions, share-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If the actual forfeiture rate is materially different from the estimate, share-based compensation expense could be significantly different from what has been recorded in the current period.

Income Taxes. We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" and FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These temporary differences result in deferred tax assets and liabilities, which are included in our accompanying consolidated balance sheets. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. To the extent it is determined that it is not likely that our deferred tax assets will be recovered from future taxable income, a valuation allowance must be established for the amount of the deferred tax assets determined not to be realizable. A valuation allowance for deferred tax assets has not been deemed necessary due to our profitable operations. However, if the facts or our financial results were to change, thereby impacting the likelihood of realizing the deferred tax assets, judgment would have to be applied to determine the amount of any valuation allowance required in any given period.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," (SFAS 157). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities. The statement provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. However, SFAS 157 as it relates to fair value measurement requirements for non-financial assets and liabilities that are not remeasured at fair value on a recurring basis is effective for fiscal years beginning after November 15, 2008. The adoption of SFAS 157 is not expected to have a significant impact on our financial condition, results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" (SFAS 159). SFAS 159 expands the use of fair value accounting but does not affect existing standards that require assets or liabilities to be carried at fair value. Under SFAS 159, a company may elect to use fair value to measure accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees and issued debt. Other eligible items include firm commitments for financial instruments that otherwise would not be recognized at inception and non-cash warranty obligations where a warrantor is permitted to pay a third party to provide the warranty goods or services. If the use of fair value is elected, any upfront costs and fees related to the item must be recognized in earnings and cannot be deferred, e.g., debt issue costs. The fair value election is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the adoption of SFAS 159, changes in fair value are recognized in earnings. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The adoption of SFAS 159 is not expected to have a significant impact on our financial condition, results of operations or cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" (SFAS 160). SFAS 160 requires that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity's first fiscal year that begins after December 15, 2008. We continue to evaluate the impact of this new pronouncement, but currently believe the only impact of adopting SFAS 160 would be to reclassify $1.3 million in minority interest to a separate component of stockholders' equity.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" (SFAS 141R), which replaces FASB Statement No. 141. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. The statement also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. SFAS 141R is effective as of the beginning of an entity's first fiscal year that begins after December 15, 2008. The adoption of SFAS 141R could have a significant impact on our financial condition, results of operations and cash flows if we should enter into a business combination after that date.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

We are exposed to a variety of market risks, most importantly the effects of the price and availability of diesel fuel and changes in interest rates.

Commodity Price Risk

Our operations are heavily dependent upon the use of diesel fuel. The price and availability of diesel fuel can vary and are subject to political, economic and market factors that are beyond our control. Significant increases in diesel fuel costs could materially and adversely affect our results of operations and financial condition. Historically, we have been able to recover a portion of diesel fuel price increases from customers in the form of fuel surcharges.

We presently use fuel surcharges to address the risk of high fuel prices. Fuel surcharge programs are widely accepted among our customers, though they can vary somewhat from customer-to-customer. We believe fuel surcharges are effective at mitigating the risk of high fuel prices, although we do not recover the full amount of fuel price increases.

Interest Rate Risk

Our market risk is also affected by changes in interest rates. We have historically maintained a combination of fixed rate and variable rate obligations to manage our interest rate exposure. Fixed rate obligations expose us to the risk that interest rates might fall. Variable rate obligations expose us to the risk that interest rates might rise.

Our fixed rate obligations consist of amounts outstanding under our unsecured senior notes. The $3.6 million outstanding at December 31, 2007, under our Series A Senior Notes, bears interest at a fixed annual rate of 6.78%. The $4.3 million outstanding at December 31, 2007, under our Series B Senior Notes, bears interest at a fixed annual rate of 8.57%. Based on such outstanding amounts, a one percentage point decline in market interest rates would have the effect of increasing the premium we pay over market interest rates by approximately $79,000 annually.

Our variable rate obligations consist of borrowings under our revolving credit facility. Our revolving credit facility carries a variable interest rate based on the London Interbank Offered Rate or the agent bank's Prime Rate, in each case plus/minus applicable margins. The weighted average interest rate for the facility was 5.82% per annum at December 31, 2007. As of December 31, 2007, we had borrowed $36.8 million under the credit facility. Based on such outstanding amount, a one percentage point increase in market interest rates would cost us $368,000 in additional gross interest cost on an annual basis.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, for Marten Transport, Ltd. and subsidiary (the "Company"). This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management, with the participation of the Company's Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007. Further, the Company's registered public accounting firm, KPMG LLP, has issued a report on the Company's internal controls over financial reporting on page 32 of this Report.

March 14, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Marten Transport, Ltd.:

We have audited Marten Transport, Ltd.'s internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Marten Transport, Ltd. and subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated March 14, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Minneapolis, Minnesota
March 14, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Marten Transport, Ltd.:

We have audited the accompanying consolidated balance sheets of Marten Transport, Ltd. and subsidiary (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule for each of the years in the three-year period ended December 31, 2007, listed in Item 15(a)(2) of this Form 10-K. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Marten Transport, Ltd. and subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Marten Transport Ltd.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Minneapolis, Minnesota
March 14, 2008

MARTEN TRANSPORT, LTD.

Consolidated Balance Sheets

(In thousands, except share information)	December 31, 2007	2006
ASSETS		
Current assets:		
Cash	**$ 3,618**	$ 2,988
Marketable securities	**350**	300
Receivables:		
Trade, less allowances of $315 and $861, respectively	**51,539**	48,005
Other	**6,175**	6,458
Prepaid expenses and other	**13,823**	14,227
Deferred income taxes	**4,653**	4,532
Total current assets	**80,158**	76,510
Property and equipment:		
Revenue equipment	**423,261**	406,449
Buildings and land	**12,099**	10,945
Office equipment and other	**12,070**	11,335
Less accumulated depreciation	**(122,246)**	(98,841)
Net property and equipment	**325,184**	329,888
Other assets	**2,048**	4,424
	$ 407,390	$ 410,822
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Checks issued in excess of cash balances	**$ –**	$ 804
Accounts payable	**14,653**	12,690
Insurance and claims accruals	**17,431**	16,073
Accrued liabilities	**17,731**	24,855
Current maturities of long-term debt	**5,000**	5,000
Total current liabilities	**54,815**	59,422
Long-term debt, less current maturities	**39,643**	53,659
Deferred income taxes	**74,719**	75,835
Total liabilities	**169,177**	188,916
Commitments and contingencies (Note 11)		
Minority interest	**1,283**	913
Stockholders' equity:		
Preferred stock, $.01 par value per share; 2,000,000 shares authorized; no shares issued and outstanding	**–**	–
Common stock, $.01 par value per share; 48,000,000 shares authorized; 21,811,837 shares at December 31, 2007, and 21,764,773 shares at December 31, 2006, issued and outstanding	**218**	218
Additional paid-in capital	**74,570**	73,601
Retained earnings	**162,142**	147,174
Total stockholders' equity	**236,930**	220,993
	$ 407,390	$ 410,822

The accompanying notes are an integral part of these consolidated financial statements.

MARTEN TRANSPORT, LTD.

Consolidated Statements of Operations

(In thousands, except per share information)	For the years ended December 31, 2007	2006	2005
Operating revenue	**$ 560,017**	$ 518,890	$ 460,202
Operating expenses (income):			
Salaries, wages and benefits	**153,774**	144,373	126,577
Purchased transportation	**103,776**	84,409	81,897
Fuel and fuel taxes	**149,021**	135,079	107,722
Supplies and maintenance	**38,621**	33,155	28,192
Depreciation	**47,009**	44,360	38,229
Operating taxes and licenses	**6,823**	7,514	7,051
Insurance and claims	**22,353**	21,183	18,914
Communications and utilities	**3,869**	3,635	3,398
Gain on disposition of revenue equipment	**(3,386)**	(6,990)	(3,943)
Other	**10,356**	11,003	9,298
	532,216	477,721	417,335
Operating income	**27,801**	41,169	42,867
Other expenses (income):			
Interest expense	**3,823**	3,564	2,361
Interest income and other	**(693)**	(1,106)	(1,722)
Minority interest	**802**	768	741
	3,932	3,226	1,380
Income before income taxes	**23,869**	37,943	41,487
Provision for income taxes	**8,901**	13,425	16,426
Net income	**$ 14,968**	$ 24,518	$ 25,061
Basic earnings per common share	**$ 0.69**	$ 1.13	$ 1.16
Diluted earnings per common share	**$ 0.68**	$ 1.12	$ 1.14

The accompanying notes are an integral part of these consolidated financial statements.

MARTEN TRANSPORT, LTD.

Consolidated Statements of Stockholders' Equity

(In thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stock-holders' Equity
Balance at December 31, 2004	21,461	$215	$ 70,111	$ 97,595	$ 167,921
Net income	–	–	–	25,061	25,061
Issuance of common stock from share-based payment arrangement exercises	112	1	524	–	525
Tax benefits from share-based payment arrangement exercises	–	–	410	–	410
Balance at December 31, 2005	21,573	216	71,045	122,656	193,917
Net income	–	–	–	24,518	24,518
Issuance of common stock from share-based payment arrangement exercises	192	2	811	–	813
Tax benefits from share-based payment arrangement exercises	–	–	1,298	–	1,298
Share-based payment arrangement compensation expense	–	–	447	–	447
Balance at December 31, 2006	21,765	218	73,601	147,174	220,993
Net income	–	–	–	14,968	14,968
Issuance of common stock from share-based payment arrangement exercises	47	–	303	–	303
Tax benefits from share-based payment arrangement exercises	–	–	206	–	206
Share-based payment arrangement compensation expense	–	–	460	–	460
Balance at December 31, 2007	21,812	$218	$ 74,570	$162,142	$ 236,930

The accompanying notes are an integral part of these consolidated financial statements.

MARTEN TRANSPORT, LTD.

Consolidated Statements of Cash Flows

(In thousands)	For the years ended December 31, 2007	2006	2005
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:			
Operations:			
Net income	**$ 14,968**	$ 24,518	$ 25,061
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation	**47,009**	44,360	38,229
Gain on disposition of revenue equipment	**(3,386)**	(6,990)	(3,943)
Deferred income taxes	**(1,237)**	8,866	11,771
Tax benefits from share-based payment arrangement exercises	**206**	1,298	410
Excess tax benefits from share-based payment arrangement exercises	**(166)**	(1,156)	–
Share-based payment arrangement compensation expense	**460**	447	–
Minority interest in undistributed earnings of affiliate	**370**	482	431
Changes in other current operating items:			
Receivables	**(3,251)**	(105)	(6,896)
Prepaid expenses and other	**404**	(963)	(1,395)
Accounts payable	**1,999**	5,008	3,067
Other current liabilities	**4,431**	1,305	5,737
Net cash provided by operating activities	**61,807**	77,070	72,472
CASH FLOWS USED FOR INVESTING ACTIVITIES:			
Revenue equipment additions	**(74,732)**	(125,388)	(117,722)
Proceeds from revenue equipment dispositions	**27,939**	37,301	32,846
Buildings and land, office equipment and other additions	**(2,976)**	(1,257)	(3,718)
Proceeds from buildings and land, office equipment and other dispositions	**617**	–	68
Net change in other assets	**2,376**	2,302	401
Purchases of marketable securities	**(50)**	(3,635)	(32,527)
Sales of marketable securities	**–**	3,829	32,095
Net cash used for investing activities	**(46,826)**	(86,848)	(88,557)
CASH FLOWS (USED FOR) PROVIDED BY FINANCING ACTIVITIES:			
Borrowings under credit facility and long-term debt	**139,105**	131,023	130,717
Repayment of borrowings under credit facility and long-term debt	**(153,121)**	(120,664)	(112,674)
Issuance of common stock from share-based payment arrangement exercises	**303**	813	525
Excess tax benefits from share-based payment arrangement exercises	**166**	1,156	–
Change in net checks issued in excess of cash balances	**(804)**	(642)	(2,258)
Net cash (used for) provided by financing activities	**(14,351)**	11,686	16,310
NET CHANGE IN CASH	**630**	1,908	225
CASH:			
Beginning of year	**2,988**	1,080	855
End of year	**$ 3,618**	$ 2,988	$ 1,080
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for:			
Interest	**$ 3,966**	$ 3,620	$ 2,347
Income taxes	**$ 6,629**	$ 2,336	$ 2,966
Non-cash investing activities:			
Change in revenue equipment not yet paid for	**$(10,233)**	$ 7,976	$ –

The accompanying notes are an integral part of these consolidated financial statements.

MARTEN TRANSPORT, LTD.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of business: Marten Transport, Ltd. is a long-haul truckload carrier providing protective service transportation and distribution of time- and temperature-sensitive materials and general commodities to customers in the United States and Canada.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Marten Transport, Ltd. and its 45% owned affiliate, MW Logistics, LLC ("MWL"). MWL is a third-party provider of logistics services to the transportation industry. We have applied the provisions of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," as revised, to our investment in MWL. All material intercompany accounts and transactions have been eliminated in consolidation.

Marketable securities: We invest available funds in short-term marketable securities. This investment is in a mutual fund investing primarily in repurchase agreements and other U.S. government-backed securities having original maturities of three months or less, and is stated at market value, which approximates cost.

Trade accounts receivable: Trade accounts receivable are recorded at the invoiced amounts, net of an allowance for doubtful accounts. A considerable amount of judgment is required in assessing the realization of these receivables including the current creditworthiness of each customer and related aging of the past-due balances, including any billing disputes. In order to assess the collectibility of these receivables, we perform ongoing credit evaluations of our customers' financial condition. Through these evaluations, we may become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy. The allowance for doubtful accounts is based on the best information available to us and is reevaluated and adjusted as additional information is received. We evaluate the allowance based on historical write-off experience, the size of the individual customer balances, past-due amounts and the overall national economy. We review the adequacy of our allowance for doubtful accounts monthly. Invoice balances over 30 days after the contractual due date are considered past due per our policy and are reviewed individually for collectibility. Initial payments by new customers are monitored for compliance with contractual terms. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential recovery is considered remote.

Property and equipment: Additions and improvements to property and equipment are capitalized at cost. Maintenance and repair expenditures are charged to operations. Gains and losses on disposals of revenue equipment are included in operations as they are a normal, recurring component of our operations.

Depreciation is computed based on the cost of the asset, reduced by its estimated salvage value, using the straight-line method for financial reporting purposes. We begin depreciating assets in the month that each asset is placed in service and, therefore, is ready for its intended use. Accelerated methods are used for income tax reporting purposes. Following is a summary of estimated useful lives for financial reporting purposes:

	Years
Revenue equipment:	
Tractors	5
Trailers	7
Satellite tracking	7
Auxiliary power units	5
Buildings	20
Office equipment and other	3-15

In 2007, we replaced most of our company-owned tractors within approximately 3.5 years and our trailers within approximately seven years after purchase. Our useful lives for depreciating tractors is five years and for trailers is seven years, with a 25% salvage value for tractors and a 35% salvage value for trailers. These salvage values are based upon the expected market values of the equipment after five years for tractors and seven years for trailers. Depreciation expense calculated in this manner approximates the continuing declining value of the revenue equipment, and, for tractors, continues at a consistent straight-line rate for units held beyond the normal replacement cycle.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the costs to sell.

Net investment in direct financing leases: We have direct financing tractor lease receivables from independent contractors, which expire over the next four years.

Tires in service: The cost of original equipment and replacement tires placed in service is capitalized. Amortization is calculated based on cost, less estimated salvage value, using the straight-line method over 24 months. The current portion of capitalized tires in service is included in prepaid expenses and other in the accompanying consolidated balance sheets. The long-term portion of capitalized tires in service and the estimated salvage value are included in revenue equipment in the accompanying consolidated balance sheets. The cost of recapping tires is charged to operations.

Income taxes: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We have reflected the necessary deferred tax assets and liabilities in the accompanying consolidated balance sheets. We believe the future tax deductions will be realized principally through future reversals of existing taxable temporary differences and future taxable income.

We adopted the provisions of Financial Accounting Standards Board, or FASB, Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" (FIN 48), on January 1, 2007. The implementation of FIN 48 did not have a significant impact on our results of operations or financial position. See Note 5 for additional discussion.

In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Potential accrued interest and penalties related to unrecognized tax benefits are recognized as a component of income tax expense.

Insurance and claims: We self-insure, in part, for losses relating to workers' compensation, auto liability, general liability, cargo and property damage claims, along with employees' health insurance with varying risk retention levels. We maintain insurance coverage for per-incident and total losses in excess of these risk retention levels in amounts we consider adequate based upon historical experience and our ongoing review. We reserve currently for the estimated cost of the uninsured portion of pending claims. These reserves are periodically evaluated and adjusted based on our evaluation of the nature and severity of outstanding individual claims and an estimate of future claims development based on historical claims development factors. Under agreements with our insurance carriers and regulatory authorities, we have $5.2 million in standby letters of credit to guarantee settlement of claims.

Revenue recognition: We record revenue and related expenses on the date shipment of freight is completed. We earned 18% of our revenue in 2007 from a single customer whose trade receivables represented 12% of our trade receivables as of December 31, 2007. We earned 17% of our revenue in 2006 from a single customer whose trade receivables represented 11% of our trade receivables as of December 31, 2006. We earned 15% of our revenue in 2005 from a single customer.

Share-based payment arrangement compensation: Under our stock incentive plans, all of our employees and any subsidiary employees, as well as all of our non-employee directors, consultants, advisors and independent contractors, may be granted stock-based awards, including incentive and non-statutory stock options and restricted stock awards. Effective January 1, 2006, we began recording compensation expense associated with share-based payment arrangements in accordance with Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS 123R") as interpreted by SEC Staff Accounting Bulletin No. 107. SFAS 123R requires all share-based payments to employees and non-employee directors, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Historically, we accounted for share-based compensation under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. See Note 9 for additional discussion.

Earnings per common share: Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per common share is computed by dividing net income by the sum of the weighted average number of common shares outstanding plus all additional common shares that would have been outstanding if potentially dilutive common shares related to stock options and other dilutive securities had been issued using the treasury stock method.

Segment reporting: We have adopted the provisions of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." Statement No. 131 establishes accounting standards for segment reporting. Beginning with fiscal 2007, we have two reportable segments – Truckload and Logistics. See Note 12 for more information.

Use of estimates: We must make estimates and assumptions to prepare the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities in the consolidated financial statements. These estimates are primarily related to insurance and claims accruals and depreciation. Ultimate results could differ from these estimates.

2. Details of Consolidated Balance Sheet Accounts

Prepaid expenses and other: As of December 31, prepaid expenses and other consisted of the following:

(In thousands)	2007	2006
License fees	$ 4,416	$ 4,530
Tires in service	3,606	4,545
Parts and tires inventory	2,189	2,113
Insurance premiums	1,349	1,037
Other	2,263	2,002
	$13,823	$14,227

Net investment in direct financing leases: As of December 31, the components of the net investment in direct financing lease receivables from independent contractors consisted of the following:

(In thousands)	2007	2006
Total minimum lease payments to be received	$ 3,567	$ 7,649
Less: unearned income	(562)	(1,511)
Net investment in direct financing leases	$ 3,005	$ 6,138

The current portion of our net investment in direct financing leases is included in other receivables in the accompanying consolidated balance sheets. The long-term portion of our net investment in direct financing leases is included in other assets in the accompanying consolidated balance sheets. The interest method is used to amortize unearned income, which amortizes unearned income to income over the lease term so as to produce a constant periodic rate of return on the net investment in each lease. The amortization of unearned income is included in interest income and other in the accompanying consolidated statements of operations.

As of December 31, 2007, minimum lease payments to be received for each of the four succeeding fiscal years are as follows: $1,773,000 in 2008, $1,245,000 in 2009, $522,000 in 2010 and $27,000 in 2011.

Accrued liabilities: As of December 31, accrued liabilities consisted of the following:

(In thousands)	2007	2006
Accrued payables	$ 9,152	$ 17,323
Vacation	3,456	3,548
Current income taxes	2,921	861
Salaries and wages	1,529	2,016
Other	673	1,107
	$ 17,731	$ 24,855

3. Long-Term Debt

As of December 31, long-term debt consisted of the following:

(In thousands)	2007	2006
Unsecured committed credit facility in the amount of $75 million with banks maturing in September 2011 and bearing variable interest based upon either the London Interbank Offered Rate or the agent bank's Prime Rate, in each case plus/minus applicable margins (5.82% weighted average interest rate for the facility at December 31, 2007)	**$ 36,786**	$ 45,802
Series B Senior Unsecured Notes maturing in April 2010 with annual principal payments of $1.43 million bearing interest at 8.57%	**4,286**	5,714
Series A Senior Unsecured Notes maturing in October 2008 with annual principal payments of $3.57 million bearing interest at 6.78%	**3,571**	7,143
Total long-term debt	**44,643**	58,659
Less current maturities of long-term debt	**5,000**	5,000
Long-term debt, less current maturities	**$ 39,643**	$ 53,659

We maintain a credit agreement that provides for a five-year unsecured committed credit facility ("credit facility") maturing in September 2011 in an aggregate principal amount of up to $75 million. The aggregate principal amount of the credit facility may be increased at our option up to a maximum aggregate principal amount of $100 million. At December 31, 2007, the credit facility had an outstanding principal balance of $36.8 million, outstanding standby letters of credit of $5.2 million, and remaining borrowing availability of $33.0 million.

Our credit facility prohibits us from paying, in any fiscal year, dividends in excess of 25% of our net income from the prior fiscal year. The debt agreements also contain restrictive covenants which, among other matters, require us to maintain certain financial ratios, including debt-to-equity, cash flow leverage, interest coverage and fixed charge coverage. We were in compliance with all of these covenants at December 31, 2007.

Maturities of long-term debt at December 31, 2007, are as follows:

(In thousands)	Amount
2008	$ 5,000
2009	1,429
2010	1,428
2011	36,786
	$ 44,643

4. Related Party Transactions

The following related party transactions occurred during the three years ended December 31, 2007:

(a) We purchase fuel and obtain tires and related services from a company in which one of our directors is the president and a principal stockholder. We paid that company $1.1 million in 2007, $1.3 million in 2006 and $1.2 million in 2005 for fuel and tire services. In addition, we paid $2.4 million in 2007, $2.4 million in 2006 and $2.0 million in 2005 to tire manufacturers for tires that we purchased from the tire manufacturers but were provided by the same company. The same company received commissions from the tire manufacturers related to these purchases. We had accounts payable to that company of $25,000 as of December 31, 2007 and $78,000 as of December 31, 2006.

(b) We paid $547,000 in 2007 and $142,000 in 2005 for various construction projects to a company in which one of our directors is the president and owner. We had no accounts payable to that company as of December 31, 2007 and 2006.

5. Income Taxes

The components of the provision for income taxes consisted of the following:

(In thousands)	**2007**	2006	2005
Current:			
Federal	**$ 8,922**	$ 4,159	$ 4,254
State	**1,216**	400	401
	10,138	4,559	4,655
Deferred:			
Federal	**(944)**	9,088	9,413
State	**(293)**	(222)	2,358
	(1,237)	8,866	11,771
Total provision	**$ 8,901**	$ 13,425	$ 16,426

The statutory federal income tax rate is reconciled to the effective income tax rate as follows:

	2007	2006	2005
Statutory federal income tax rate	**35%**	35%	35%
Increase in taxes arising from state income taxes, net of federal income tax benefit	**2**	–	4
Other, net	–	–	1
Effective tax rate	**37%**	35%	40%

Our effective income tax rate decreased to 35.4% in 2006, primarily because we decreased our deferred income tax liability by $1.3 million, or 3.3% of income before income taxes. Our effective income tax rate in 2006 included a revision to our previously recorded deferred income tax liability of 2.8% of income before income taxes, primarily due to a change in income apportionment for several states, which produced a lower effective state income tax rate, net of federal impact.

As of December 31, the net deferred tax liability consisted of the following:

(In thousands)	**2007**	2006
Deferred tax assets:		
Reserves and accrued liabilities	**$ 7,131**	$ 7,025
Other	**679**	451
	7,810	7,476
Deferred tax liabilities:		
Depreciation	**75,408**	76,302
Prepaid expenses	**2,468**	2,477
	77,876	78,779
Net deferred tax liability	**$ 70,066**	$ 71,303

We have not provided a valuation allowance against deferred tax assets at December 31, 2007 or 2006. We believe the deferred tax assets will be realized principally through future reversals of existing taxable temporary differences (deferred tax liabilities) and future taxable income.

As disclosed in Note 1, we adopted the provisions of FIN 48 as of January 1, 2007. Our reserves for unrecognized tax benefits were $69,000 as of December 31, 2007 and $54,000 as of December 31, 2006. The amount reserved as of December 31, 2006 was settled and paid in 2007. The amount reserved as of December 31, 2007 was added in 2007 for tax positions related to 2007. If recognized, $45,000 of the unrecognized tax benefits as of December 31, 2007 would impact our effective tax rate. No potential interest or penalties related to unrecognized tax benefits were recognized in our financial statements as of December 31, 2007. We do not expect the reserves for unrecognized tax benefits to change significantly within the next twelve months.

The federal statute of limitations remains open for 2004 and forward. We file tax returns in numerous state jurisdictions with varying statutes of limitations.

6. Earnings Per Common Share

Basic and diluted earnings per common share were computed as follows:

(In thousands, except per share amounts)	**2007**	2006	2005
Numerator:			
Net income	**$ 14,968**	$ 24,518	$ 25,061
Denominator:			
Basic earnings per common share - weighted-average shares	**21,795**	21,735	21,518
Effect of dilutive stock options	**166**	220	444
Diluted earnings per common share - weighted-average shares and assumed conversions	**21,961**	21,955	21,962
Basic earnings per common share	**$ 0.69**	$ 1.13	$ 1.16
Diluted earnings per common share	**$ 0.68**	$ 1.12	$ 1.14

Options totaling 280,000 and 226,000 shares were outstanding but were not included in the calculation of diluted earnings per share for 2007 and 2006, respectively, because their exercise prices were greater than the average market price of the common shares and, therefore, including the options in the denominator would be antidilutive, or decrease the number of weighted-average shares. All outstanding options were included in the calculation of diluted earnings per share for 2005. The 280,000 and 226,000 shares above include 90,000 and 78,000 shares, respectively, of performance-based option awards for which the performance condition was not considered probable of achievement.

7. Share Repurchase Program

In December 2007, our Board of Directors approved a share repurchase program to repurchase up to one million shares of our common stock. This program is intended to be implemented through purchases made in either the open market or through private transactions. The timing and extent to which we will repurchase shares depends on market conditions and other corporate considerations. We made no purchases in 2007. Through March 14, 2008, we repurchased 67,500 shares of our common stock for $810,000. The repurchase program does not have an expiration date.

8. Amended and Restated Certificate of Incorporation

In May 2005, our stockholders approved an amendment to our Amended and Restated Certificate of Incorporation increasing the authorized number of shares of common stock, $.01 par value, from 23 million shares to 48 million shares.

9. Employee Benefits

Stock Incentive Plans - Under our 2005 Stock Incentive Plan (the "2005 Plan"), all of our employees and any subsidiary employees, as well as all of our non-employee directors, consultants, advisors and independent contractors, may be granted stock-based awards, including incentive and non-statutory stock options and restricted stock awards. Stock options expire within 10 years after the date of grant and the exercise price must be at least the fair market value of our common stock on the date of grant. Stock options issued to non-employee directors upon their annual re-election to our Board of Directors are generally exercisable at the date of grant. Service-based options issued to employees are generally exercisable beginning one year from the date of grant in cumulative amounts of 20% per year. Performance-based options become exercisable upon achievement of certain performance criteria established by the Compensation Committee of our Board of Directors. Options exercised represent newly issued shares. The maximum number of shares of common stock available for issuance under the 2005 Plan is 2.85 million shares. As of December 31, 2007, there were 258,400 shares reserved for issuance under options outstanding under the 2005 Plan. The 2005 Plan replaces our 1995 Stock Incentive Plan (the "1995 Plan"), which expired by its terms in March 2005.

Under our 1995 Plan, officers, directors and employees were granted incentive and non-statutory stock options. Incentive stock option exercise prices were required to be at least the fair market value of our common stock on the date of grant. Non-statutory stock option exercise prices were required to be at least 85% of the fair market value of our common stock on the date of grant. Stock options expire within 10 years after the date of grant. Stock options issued to non-employee directors upon their annual re-election to our Board of Directors are generally exercisable at the date of grant. Service-based options issued to employees are generally exercisable beginning one year from the date of grant in cumulative amounts of 20% per year. Options exercised represent newly issued shares. As of December 31, 2007, there were 358,497 shares reserved for issuance under options outstanding under the 1995 Plan. No additional options will be granted under the 1995 Plan.

Effective January 1, 2006, we began recording compensation expense associated with share-based payment arrangements in accordance with Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS 123R") as interpreted by SEC Staff Accounting Bulletin No. 107. SFAS 123R supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and amends Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows." Generally, the approach in SFAS 123R is similar to the approach described in Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation" ("SFAS 123"). However, SFAS 123R requires all share-based payments to employees and non-employee directors, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant.

Historically, we accounted for share-based compensation under the recognition and measurement principles of APB 25 and related interpretations. No compensation expense related to stock option plans was reflected in our net income as all options had an exercise price equal to the market value of the underlying common stock on the date of grant. SFAS 123 established accounting and disclosure requirements using a fair-value-based method of accounting for share-based employee compensation plans. As permitted by SFAS 123, we elected to continue to apply the intrinsic-value-based method of APB 25, described above, and adopted only the disclosure requirements of SFAS 123, as amended by Statement of Financial Accounting Standards No. 148, "Accounting For Stock-Based Compensation – Transition and Disclosure."

We adopted the modified prospective transition method provided for under SFAS 123R, and consequently have not retroactively adjusted results from prior periods. Under this transition method, compensation cost associated with share-based awards recognized in 2007 and 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R.

We use the Black-Scholes option pricing model to calculate the grant-date fair value of option awards. The fair value of option awards granted was estimated as of the date of grant using the following weighted average assumptions:

	2007	2006
Service-based options:		
Expected option life in years (1)	**7**	7
Expected stock price volatility percentage (2)	**36%**	29%
Risk-free interest rate percentage (3)	**4.6%**	4.6%
Expected dividend yield (4)	**–**	–
Fair value as of the date of grant	**$ 8.05**	$ 9.55
Performance-based options:		
Expected option life in years (1)	**7**	7
Expected stock price volatility percentage (2)	**36%**	29%
Risk-free interest rate percentage (3)	**4.6%**	4.6%
Expected dividend yield (4)	**–**	–
Fair value as of the date of grant	**$ 7.72**	$ 9.83

There were no options granted in 2005.

(1)Expected option life – We use historical employee exercise and option expiration data to estimate the expected life assumption for the Black-Scholes grant-date valuation. We believe that this historical data is currently the best estimate of the expected term of a new option. We use a weighted-average expected life for all awards.

(2)Expected stock price volatility – We use our stock's historical volatility for the same period of time as the expected life. We have no reason to believe that its future volatility will differ from the past.

(3)Risk-free interest rate – The rate is based on the U.S. Treasury yield curve in effect at the time of the grant for the same period of time as the expected life.

(4)Expected dividend yield – We have not historically paid cash dividends on our common stock, and we do not expect to declare any cash dividends in the foreseeable future.

We use the straight-line attribution method to recognize expense for all service-based option awards with graded vesting. Compensation expense will be recorded for performance-based option awards in the periods in which the performance condition is probable of achievement.

Service-based option awards become immediately exercisable in full in the event of retirement, death or disability and upon a change in control with respect to all options that have been outstanding for at least six months. To be eligible for retirement, an employee must reach age 65. Performance-based option awards will remain exercisable to the extent previously exercisable for a period of one year after the employee's employment is terminated due to retirement, death or disability. Performance-based option awards become immediately exercisable in full in the event of a change in control with respect to all options that have been outstanding for at least six months.

SFAS 123R requires compensation costs associated with service-based option awards to be recognized over the requisite service period, which is the period between the grant date and the earlier of the award's stated vesting term or the date the employee is eligible for retirement. We immediately recognize the entire amount of share-based compensation cost for employees that are eligible for retirement at the date of grant. For awards granted to employees approaching retirement eligibility, we recognize compensation cost on a straight-line basis over the period from the grant date through the retirement eligibility date. Share-based compensation expense for employees who are not retirement eligible is recognized on a straight-line basis over the stated vesting period of the award.

The amount of share-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term "forfeitures" is distinct from "cancellations" or "expirations" and represents only the unvested portion of the surrendered award. We currently expect, based on an analysis of our historical forfeitures and known forfeitures on existing awards, that approximately 1.25% of unvested outstanding options will be forfeited each year. This analysis will be re-evaluated quarterly and the forfeiture rate will be adjusted as necessary. Ultimately, the actual expense recognized over the vesting period will only be for those shares that vest.

Total share-based compensation expense recorded in 2007 was $460,000 ($321,000 net of income tax benefit, $0.015 of earnings per basic and diluted share) and in 2006 was $447,000 ($318,000 net of income tax benefit, $0.015 of earnings per basic share and $0.014 of earnings per diluted share), respectively. All share-based compensation expense was recorded in salaries, wages and benefits expense.

Prior to the adoption of SFAS 123R, benefits of tax deductions in excess of recognized compensation costs (excess tax benefits) were reported as operating cash flows. SFAS 123R requires that they be recorded as a financing cash inflow rather than a deduction of taxes paid in operating cash flows. In 2007 and 2006, there was $166,000 and $1.2 million, respectively, of excess tax benefits recognized resulting from exercises of options granted prior to December 31, 2005.

The following table details the effect on net income and earnings per share had share-based compensation expense been recorded in 2005 based on the fair-value method under SFAS 123. The reported and pro forma net income and earnings per share in 2007 and 2006 are the same since share-based compensation expense was calculated under the provisions of SFAS 123R.

	2005
Net income as reported	$ 25,061
Deduct: Total share-based compensation expense determined under fair value based method for all awards, net of related tax effects	(108)
Pro forma net income	$ 24,953
Basic income per share:	
As reported	$ 1.16
Pro forma	$ 1.16
Diluted income per share:	
As reported	$ 1.14
Pro forma	$ 1.14

As of December 31, 2007, there was a total of $1.0 million of unrecognized compensation expense related to unvested service-based option awards, which is expected to be recognized over a weighted-average period of 3.0 years, and $741,000 of unrecognized compensation expense related to unvested performance-based option awards, which will be recorded in the periods in which our achievement of certain operating ratios is probable through 2010. As of December 31, 2007, the performance condition was not considered probable of achievement.

Option activity in 2007 was as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2006	641,686	$ 11.98
Granted	54,000	17.15
Exercised	(47,064)	6.44
Forfeited	(31,725)	19.50
Outstanding at December 31, 2007	616,897	$ 12.46
Exercisable at December 31, 2007	390,911	$ 7.46

The fair value of options granted in 2007 was $338,000 for service-based options and $93,000 for performance-based options. The fair value of options granted in 2006 was $1.4 million for service-based options and $767,000 for performance-based options. There were no options granted in 2005. The total intrinsic value of options exercised in 2007, 2006 and 2005 was $564,000, $3.4 million and $1.0 million, respectively. Intrinsic value is the difference between the fair value of the acquired shares at the date of exercise and the exercise price, multiplied by the number of options exercised. Proceeds received from option exercises in 2007, 2006 and 2005 were $303,000, $813,000 and $525,000, respectively.

The following table summarizes information concerning outstanding and exercisable option awards as of December 31, 2007:

Range of Exercise Prices	Options Outstanding Shares	Life[1]	Price[2]	Value[3]	Options Exercisable Shares	Life[1]	Price[2]	Value[3]
Service-based options:								
$3.84 - $5.78	291,058	2.8	$ 4.49	$ 2,753	291,058	2.8	$ 4.49	$ 2,753
$10.76	67,439	5.8	10.76	215	52,253	5.8	10.76	167
$16.56 - $23.59	180,400	8.5	21.62	–	47,600	8.5	22.01	–
	538,897	5.1	$ 11.00	$ 2,968	390,911	3.9	$ 7.46	$ 2,920
Performance-based options:								
$16.56 - $23.59	78,000	8.4	$ 22.51	$ –	–	–	$ –	$ –

(1) Represents the weighted-average remaining contractual life in years.
(2) Represents the weighted-average exercise price.
(3) Represents the aggregate intrinsic value based on our closing stock price on December 31, 2007 for in-the-money options (in thousands).

Nonvested option awards as of December 31, 2007 and changes during 2007 were as follows:

	Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life (in Years)
Service-based options:			
Nonvested at December 31, 2006	183,563	$ 8.12	8.5
Granted	42,000	8.05	9.5
Vested	(57,852)	7.24	7.8
Forfeited	(19,725)	6.92	7.0
Nonvested at December 31, 2007	147,986	$ 8.61	8.2
Performance-based options:			
Nonvested at December 31, 2006	78,000	$ 9.83	9.2
Granted	12,000	7.72	9.7
Vested	-	-	-
Forfeited	(12,000)	9.83	8.2
Nonvested at December 31, 2007	78,000	$ 9.51	8.4

The total fair value of options which vested during 2007, 2006 and 2005 was $419,000, $227,000 and $254,000, respectively.

Retirement Savings Plan - We sponsor a defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code. Employees are eligible for the plan after one year of service. Participants are able to contribute up to the limit set by law, which in 2007 was $15,500 for participants less than age 50 and $20,500 for participants age 50 and above. We contribute 35% of each participant's contribution, up to a total of 6% contributed. Our contribution vests at the rate of 20% per year for the second through sixth years of service. In addition, we may make elective contributions as determined by the board of directors. Elective contributions were not made in 2007, 2006 or 2005. Total expense recorded for the plan was $1.3 million in 2007, $1.1 million in 2006 and $702,000 in 2005.

Stock Purchase Plans - An Employee Stock Purchase Plan and an Independent Contractor Stock Purchase Plan are sponsored to encourage employee and independent contractor ownership of our common stock. Eligible participants specify the amount of regular payroll or contract payment deductions and voluntary cash contributions that are used to purchase shares of our common stock. The purchases are made at the market price on the open market. We pay the broker's commissions and administrative charges for purchases of common stock under the plans.

10. Fair Value of Financial Instruments

The carrying amounts of marketable securities, accounts receivable, direct financing leases receivable and accounts payable approximate fair value because of the short maturity of these instruments. The fair value of our total long-term debt is estimated to be $45.0 million at December 31, 2007, and $59.0 million at December 31, 2006. The fair value was estimated using discounted cash flow analysis. Current borrowing rates for similar long-term debt were used in this analysis.

11. Commitments and Contingencies

We are committed to: (a) purchase $1.9 million of new revenue equipment in 2008; and (b) operating lease obligations totaling $587,000 through 2011.

We are involved in legal actions that arise in the ordinary course of business. Although the outcomes of any such legal actions cannot be predicted, in the opinion of management, the resolution of any currently pending or threatened actions will not have a material adverse effect upon our financial position or results of operations.

12. Business Segments

Beginning with fiscal 2007, our presentation includes two reportable segments – Truckload and Logistics. Information for prior periods has been shown in the same two segments for comparison purposes. The primary source of our operating revenue is truckload revenue, which we generate by transporting freight for our customers and report within our Truckload segment. Generally, we are paid by the mile for our services. We also derive truckload revenue from fuel surcharges, loading and unloading activities, equipment detention and other ancillary services.

Our operating revenue also includes revenue reported within our Logistics segment, which consists of revenue from our internal brokerage and intermodal operations, both launched in 2005, and through our 45% interest in MWL, a third-party provider of logistics services to the transportation industry. Brokerage services involve arranging for another company to transport freight for our customers while we retain the billing, collection and customer management responsibilities. Intermodal services involve the transport of our trailers on railroad flatcars for a portion of a trip, with the balance of the trip using our tractors or, to a lesser extent, contracted carriers.

The following table sets forth the years indicated our operating revenue, operating income and operating ratio by segment. The table below presents truckload and logistics revenue, net of fuel surcharges. We provide this additional disclosure because management believes removing fuel surcharge revenue provides a more consistent basis for comparing results of operations from period to period. This financial measure in the table below has not been determined in accordance with U.S. generally accepted accounting principles (GAAP). Pursuant to Item 10(e) of Regulation S-K, we have included a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure, operating revenue. We evaluate the performance of our business segments based on operating income and operating ratio. We do not prepare separate balance sheets by segment and, as a result, assets are not separately identifiable by segment.

(Dollars in thousands)	**2007**	2006	2005
Operating revenue:			
Truckload revenue, net of fuel surcharge revenue	**$406,754**	$402,327	$386,131
Truckload fuel surcharge revenue	**83,786**	75,323	57,127
Total Truckload revenue	**490,540**	477,650	443,258
Logistics revenue, net of intermodal fuel surcharge revenue[1]	**66,163**	39,298	16,873
Intermodal fuel surcharge revenue	**3,314**	1,942	71
Total Logistics revenue	**69,477**	41,240	16,944
Total operating revenue	**$560,017**	$518,890	$460,202
Operating income:			
Truckload	**$ 22,689**	$ 37,500	$ 41,277
Logistics	**5,112**	3,669	1,590
Total operating income	**$ 27,801**	$ 41,169	$ 42,867
Operating ratio[2]			
Truckload	**95.4%**	92.1%	90.7%
Logistics	**92.6%**	91.1%	90.6%
Consolidated operating ratio	**95.0%**	92.1%	90.7%

(1) Logistics revenue is net of $17.1 million, $16.5 million and $21.3 million of inter-segment revenue in 2007, 2006 and 2005, respectively, for loads transported by our tractors and arranged by MWL that have been eliminated in consolidation.

(2) Operating expenses as a percentage of operating revenue.

Substantially all of our revenue is generated within the United States. We earned 18% of our revenue in 2007 from a single customer whose trade receivables represented 12% of our trade receivables as of December 31, 2007. We earned 17% of our revenue in 2006 from a single customer whose trade receivables represented 11% of our trade receivables as of December 31, 2006. We earned 15% of our revenue in 2005 from a single customer.

13. Quarterly Financial Data (Unaudited)

The following is a summary of the quarterly results of operations for 2007 and 2006:

2007 Quarters *(In thousands, except per share amounts)*	**First**	**Second**	**Third**	**Fourth**
Operating revenue	**$131,416**	**$138,821**	**$144,969**	**$144,811**
Operating income	**8,390**	**8,041**	**5,696**	**5,674**
Net income	**4,594**	**4,344**	**3,065**	**2,965**
Basic earnings per common share	**0.21**	**0.20**	**0.14**	**0.14**
Diluted earnings per common share	**0.21**	**0.20**	**0.14**	**0.14**

2006 Quarters *(In thousands, except per share amounts)*	First	Second	Third	Fourth
Operating revenue	$119,555	$131,862	$135,812	$131,661
Operating income	8,989	11,812	11,713	8,655
Net income	5,053	7,540	6,736	5,189
Basic earnings per common share	0.23	0.35	0.31	0.24
Diluted earnings per common share	0.23	0.34	0.31	0.24

The diluted earnings per common share for the 2007 quarters exceeds the diluted earnings per common share for the year due to differences in rounding.

ITEM 9. ***CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE***

No reports on Form 8-K have been required to be filed within the twenty-four months prior to December 31, 2007, involving a change of accountants or disagreements on accounting and financial disclosure.

ITEM 9A. ***CONTROLS AND PROCEDURES***

As required by Rule 13a-15 under the Securities Exchange Act of 1934 ("Exchange Act"), we have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. This evaluation was carried out under the supervision and with the participation of our management, including our President and Chief Executive Officer and our Chief Financial Officer. Based upon that evaluation, our President and Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2007. There were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting. We intend to periodically evaluate our disclosure controls and procedures as required by the Exchange Act Rules.

We have included Management's Annual Report on Internal Control Over Financial Reporting in Item 8 above.

ITEM 9B. ***OTHER INFORMATION***

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

A. Directors of the Registrant.

The information in the "Election of Directors--Information About Nominees" and "Election of Directors--Other Information About Nominees" sections of our 2008 Proxy Statement is incorporated in this Report by reference.

B. Executive Officers of the Registrant.

Information about our executive officers is included in this Report under Item 4A, "Executive Officers of the Registrant."

C. Compliance with Section 16(a) of the Exchange Act.

The information in the "Section 16(a) Beneficial Ownership Reporting Compliance" section of our 2008 Proxy Statement is incorporated in this Report by reference.

D. Procedure for Director Nominations by Security Holders.

There have been no material changes to the procedures by which security holders may recommend nominees to our board of directors.

E. Audit Committee Financial Expert.

The information in the "Election of Directors—Board and Board Committees" section of our 2008 Proxy Statement is incorporated in this Report by reference.

F. Identification of the Audit Committee.

The information in the "Election of Directors—Board and Board Committees" section of our 2008 Proxy Statement is incorporated in this Report by reference.

G. Code of Ethics for Senior Financial Management.

Our Code of Ethics for Senior Financial Management applies to all of our executive officers, including our principal executive officer, principal financial officer and controller, and meets the requirements of the Securities and Exchange Commission. We have posted our Code of Ethics for Senior Financial Management on our website at *www.marten.com*. We intend to disclose any amendments to and any waivers from a provision of our Code of Ethics for Senior Financial Management on our website within five business days following such amendment or waiver.

ITEM 11. *EXECUTIVE COMPENSATION*

The information in the "Election of Directors--Director Compensation" and "Compensation and Other Benefits" sections of our 2008 Proxy Statement is incorporated in this Report by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information in the "Security Ownership of Certain Beneficial Owners and Management" and "Compensation and Other Benefits--Equity Compensation Plan Information" sections of our 2008 Proxy Statement is incorporated in this Report by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information in the "Related Party Transactions" and "Election of Directors--Board and Board Committees" sections of our 2008 Proxy Statement is incorporated in this Report by reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information in the "Fees of Independent Auditors" section of our 2008 Proxy Statement is incorporated in this Report by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) 1. **Financial Statements (See Part II, Item 8 of this Report):**

2. **Financial Statement Schedules (Consolidated Financial Statement Schedule Included in Part IV of this Report):**

Schedules not listed above have been omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

3. **Exhibits:**

The exhibits to this Report are listed in the Exhibit Index on pages 59 through 61. A copy of any of the exhibits listed will be sent at a reasonable cost to any shareholder as of March 11, 2008. Requests should be sent to James J. Hinnendael, Chief Financial Officer, at our corporate headquarters.

The following is a list of each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Report under Item15(a)(3):

(1) Marten Transport, Ltd. 1995 Stock Incentive Plan.

(2) Marten Transport, Ltd. 2005 Stock Incentive Plan.

(3) Form of Non-Statutory Stock Option Agreement for the 2005 Stock Incentive Plan.

(4) Named Executive Officers' Compensation Summary.

(5) 2008 Non-employee Director Compensation Summary.

(6) Non-Driver Employee Performance Incentive Bonus Plan.

(7) Form of Non-employee Director Non-statutory Stock Option Agreement.

(8) Form of Performance Based Non-Statutory Stock Option Agreement for 2005 Stock Incentive Plan.

(9) Amended and Restated 2006 Executive Officer Incentive Bonus Plan.

(10) Form of Amended and Restated Change in Control Severance Agreement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Marten Transport, Ltd., the Registrant, has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 14, 2008

MARTEN TRANSPORT, LTD.

By /s/ Randolph L. Marten
Randolph L. Marten
Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below on March 14, 2008, by the following persons on behalf of the Registrant and in the capacities indicated.

Signature	Title
/s/ Randolph L. Marten Randolph L. Marten	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ James J. Hinnendael James J. Hinnendael	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Larry B. Hagness Larry B. Hagness	Director
/s/ Thomas J. Winkel Thomas J. Winkel	Director
/s/ Jerry M. Bauer Jerry M. Bauer	Director
/s/ Christine K. Marten Christine K. Marten	Director
/s/ Robert L. Demorest Robert L. Demorest	Director
/s/ G. Larry Owens G. Larry Owens	Director

SCHEDULE II

MARTEN TRANSPORT, LTD.

Valuation and Qualifying Accounts and Reserves
(In thousands)

Description	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
Insurance and claims accruals:				
Year ended December 31, 2007	$16,073	$30,865	$(29,507)(1)	$17,431
Year ended December 31, 2006	13,126	28,338	(25,391)(1)	16,073
Year ended December 31, 2005	13,654	23,221	(23,749)(1)	13,126
Allowance for doubtful accounts:				
Year ended December 31, 2007	861	(534)(2)	(12)(3)	315
Year ended December 31, 2006	928	-	(67)(3)	861
Year ended December 31, 2005	909	90	(71)(3)	928

(1) Claims payments
(2) Revision of estimate
(3) Write-off of bad debts, net of recoveries

See report of independent registered public accounting firm.

MARTEN TRANSPORT, LTD.
EXHIBIT INDEX TO ANNUAL REPORT
ON FORM 10-K
For the Year Ended December 31, 2007

Item No.	Item	Filing Method
3.1	Amended and Restated Certificate of Incorporation effective August 11, 2003	Incorporated by reference to Exhibit 4.1 of the Company's Amendment No. 2 to Registration Statement on Form S-2 (File No. 33-107367).
3.2	Amendment to Amended and Restated Certificate of Incorporation effective May 25, 2005	Incorporated by reference to Exhibit 3.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (File No. 0-15010).
3.3	Bylaws of the Company, as amended	Filed with this Report.
4.1	Specimen form of the Company's Common Stock Certificate	Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-1 (File No. 33-8108).
4.2	Amended and Restated Certificate of Incorporation effective August 11, 2003	See Exhibit 3.1 above.
4.3	Amendment to Amended and Restated Certificate of Incorporation effective May 25, 2005	See Exhibit 3.2 above.
4.4	Bylaws of the Company	See Exhibit 3.3 above.
10.1	Marten Transport, Ltd. 1995 Stock Incentive Plan	Incorporated by reference to Exhibit 10.18 of the Company's Annual Report on Form 10-K for the year ended December 31, 1994 (File No. 0-15010).
10.2	Note Purchase and Private Shelf Agreement dated October 30, 1998, between the Company and The Prudential Insurance Company of America	Incorporated by reference to Exhibit 10.12 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (File No. 0-15010).
10.3	Note Purchase Agreement, dated April 6, 2000, between the Company and The Prudential Insurance Company of America	Incorporated by reference to Exhibit 10.19 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 0-15010).
10.4	Marten Transport, Ltd. 2005 Stock Incentive Plan	Incorporated by reference to Exhibit 10.18 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (File No. 0-15010).
10.5	Form of Non-Statutory Stock Option Agreement for the 2005 Stock Incentive Plan	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed January 31, 2006.

Item No.	Item	Filing Method
10.6	Non-Driver Employee Performance Incentive Bonus Plan	Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed April 4, 2006.
10.7	Form of Non-employee Director Non-statutory Stock Option Agreement	Incorporated by reference to Exhibit 10.26 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 0-15010).
10.8	Credit Agreement, dated as of August 31, 2006, by and among Marten Transport, Ltd., as borrower, the banks party thereto as lenders, and U.S. Bank National Association, as agent for the lenders	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed September 6, 2006.
10.9	First Amendment to Credit Agreement, effective as of January 1, 2007, by and among Marten Transport, Ltd., as borrower, the banks party thereto as lenders, and U.S. Bank National Association, as agent for the lenders	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed January 5, 2007.
10.10	Form of Performance Based Non-Statutory Stock Option Agreement for 2005 Stock Incentive Plan	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed February 16, 2007.
10.11	Amended and Restated 2006 Executive Officer Incentive Bonus Plan	Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed February 16, 2007.
10.12	Named Executive Officers' Compensation Summary	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed May 7, 2007.
10.13	Form of Amended and Restated Change in Control Severance Agreement	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed August 15, 2007.
10.14	Second Amendment to Credit Agreement, effective as of November 30, 2007, by and among Marten Transport, Ltd., as borrower, the banks party thereto as lenders, and U.S. Bank National Association, as agent for the lenders	Filed with this Report.
10.15	Separation Agreement and Release, dated December 28, 2007 between the Company and Donald J. Hinson	Filed with this Report.
10.16	2008 Non-employee Director Compensation Summary	Filed with this Report.
23.1	Consent of KPMG LLP	Filed with this Report.

Item No.	Item	Filing Method
31.1	Certification pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, by Randolph L. Marten, the Registrant's President and Chief Executive Officer (Principal Executive Officer)	Filed with this Report.
31.2	Certification pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, by James J. Hinnendael, the Registrant's Chief Financial Officer (Principal Financial Officer)	Filed with this Report.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed with this Report.

Corporate Information

Corporate Headquarters

129 Marten Street
Mondovi, Wisconsin 54755
Telephone: (715) 926-4216
Fax: (715) 926-4530
www.marten.com

Stockholder Information

Additional copies of our 2007 Annual Report on Form 10-K as filed with the Securities and Exchange Commission are available by writing to James J. Hinnendael, chief financial officer, at our corporate headquarters.

Annual Meeting

Stockholders, employees and friends may attend our annual meeting on Tuesday, May 6, 2008, at 4:00 p.m. at The Plaza Hotel & Suites, 1202 West Clairemont Avenue, Eau Claire, Wisconsin.

Stock Listing

NASDAQ Global Select Market symbol: MRTN

Legal Counsel

Oppenheimer Wolff & Donnelly LLP
45 South Seventh Street
Suite 3300
Minneapolis, Minnesota 55402

Independent Registered Public Accounting Firm

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402

Transfer Agent and Registrar

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310
Telephone: (866) 637-5412
TDD: (800) 231-5469
Foreign: (201) 680-6578
www.bnymellon.com/shareowner/isd

Direct communications about stock certificates or a change of address to BNY Mellon Shareowner Services.

Executive Officers and Directors

Randolph L. Marten
Chairman of the Board, President,
Chief Executive Officer and Director

Robert G. Smith
Chief Operating Officer

Timothy P. Nash
Executive Vice President of Sales and Marketing

James J. Hinnendael
Chief Financial Officer

John H. Turner
Vice President of Sales

Thomas A. Letscher
Secretary
Partner, Oppenheimer Wolff & Donnelly LLP
Minneapolis, Minnesota

Larry B. Hagness
Director
President, Durand Builders Service, Inc.
Durand, Wisconsin

Thomas J. Winkel
Director
Management Consultant
Pewaukee, Wisconsin

Jerry M. Bauer
Director
President, Bauer Built, Inc.
Durand, Wisconsin

Christine K. Marten
Director
Flight Attendant, Northwest Airlines
Mondovi, Wisconsin

Robert L. Demorest
Director
President, Chief Executive Officer and Chairman of the Board,
MOCON, Inc.
Minneapolis, Minnesota

G. Larry Owens
Director
Retired Chairman of the Board, Chief Executive Officer,
President and Secretary
Smithway Motor Xpress Corp.
Fort Dodge, Iowa

MARTEN MT TRANSPORT LTD.

MARTEN TRANSPORT LTD.

END

MARTEN TRANSPORT, LTD. 129 MARTEN STREET MONDOVI, WISCONSIN 54755 TELEPHONE: (715) 926-4216 FAX: (715) 926-4530 www.marten.com